As filed with the Securities and Exchange Commission on March 2, 2006
                            Registration No. 333-122622

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    FORM SB-2/A
                                  Amendment No. 3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                    DAHUA INC.
--------------------------------------------------------------------------------
                   (Name of small business issuer in its charter)

        Delaware                     6500                   04-3616479
--------------------------- -----------------------   --------------------------
(State or jurisdiction         (Primarily Standard      (I.R.S Employer
  of incorporation or        Industrial classification          I.D. No.)
     organization                 Code Number)

             Level 19, Building C, Tianchuangshiyuan, Huizhongbeili,
                    Chaoyang District, Beijing, China, 100012
                               86-10-6480-1527
--------------------------------------------------------------------------------
           (Address and telephone number of principal executive offices)

             Level 19, Building C, Tianchuangshiyuan, Huizhongbeili,
                  Chaoyang District, Beijing, China, 100012
--------------------------------------------------------------------------------
         (Address of principal place of business or intended principal place of business)

                         Schonfeld & Weinstein, L.L.P.
                          80 Wall Street, Suite 815
                             New York, NY 10005
                Tel: (212) 344-1600, Fax: (212) 480-0717

--------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
the following box.     [ ]


                               CALCULATION OF REGISTRATION FEE

    Title of Each            Proposed            Proposed
      Class of                Maximum            Maximum           Amount of
    Securities to            Amount to        Offering Price       Aggregate      Registration
    be Registered         be Registered         Per Share        Offering Price       Fee
--------------------  --------------------  ------------------   --------------- --------------
     Common Stock        7,548,000 shares         $0.05             $ 377,400      $  44.42

(1) This registration statement registers the resale of up to 7,548,000 shares of common stock offered by our selling shareholders.

(2) The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933. Since there is no current trading market for the common stock, the Proposed Maximum Offering Price is based upon the initial offering price of the shares.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   Subject to Completion Dated March 2, 2006

                                   DAHUA INC.

                                  Prospectus
                       7,548,000 SHARES OF COMMON STOCK



This prospectus covers the resale of up to 7,548,000 shares of our common stock owned by our selling shareholders who will offer their shares at a fixed price of $0.05 per share and thereafter, or if our common stock is quoted on the Over-the-Counter Bulletin Board, at then prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from the sale of those shares.

There are no underwriting commissions involved in this offering. We have agreed to pay all expenses of registering the shares for the selling stockholders.

No public market currently exists for our common stock. There is no guarantee that our securities will ever trade on the OTC Bulletin Board or other exchange.

Investing in our common stock involves substantial risks.  See "Risk Factors"
-----------------------------------------------------------------------------
starting at page 7.
-------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is March 2, 2006.

                              TABLE OF CONTENTS




Prospectus Summary....................................................         5
Risk Factors..........................................................         7
Use of Proceeds.......................................................        14
Determination of Offering Price.......................................        14
Dilution..............................................................        14
Selling Security Holders..............................................        14
Plan of Distribution..................................................        18
Legal Proceedings.....................................................        19
Directors, Executive Officers, Promoters and Control Persons..........        19
Security Ownership of Certain Beneficial Owners and Management........        22
Description of Securities.............................................        23
Interest of Named Experts and Counsel.................................        24
Disclosure of Commission Position of Indemnification for
  Securities Act Liabilities..........................................        25
Organization Within Last Five Years...................................        25
Description of Business...............................................        27
Management's Discussion and Analysis or Plan of Operation.............        35
Description of Property...............................................        41
Certain Relationships and Related Transactions........................        42
Market for Common Equity and Related Stockholder Matters..............        44
Executive Compensation................................................        45
Changes In and Disagreements With Accountants on Accounting
  and Financial Disclosure............................................        47
Additional Information................................................        49
Financial Statements..................................................        50

                             PROSPECTUS SUMMARY

This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this prospectus. You should read and carefully consider the entire prospectus before making a decision to purchase our common stock.

The Company
-----------

Dahua Inc. ("Dahua", "we", or "our") was incorporated on March 8, 2002 in the State of Delaware as Norton Industries Corp. ("Norton"). We changed our name to Dahua Inc. on February 7, 2005, as a result of a reverse acquisition in which Norton acquired all capital shares of Bauer Invest Inc. ("Bauer"). The acquisition was accounted for as a recapitalization, rather than a business combination. Accordingly, the historical operations of Bauer and its subsidiaries were represented as our historical operations.

Prior to the acquisition, Norton was a blank check company seeking to complete a merger or business acquisition. Since its inception, Norton had conducted virtually no business until January 30, 2005, when Norton acquired Bauer. Bauer is a holding company, which conducts its business through its 80% owned subsidiary Beijing Dahua Real Estate Development, Ltd., an operating company organized in the People's Republic of China ("Dahua Real Estate").

Dahua Real Estate was incorporated on September 24, 2001, to engage in the development and sale of luxury single-family houses in Beijing, China. The operating activities of Dahua Real Estate are entirely located in a suburb of Beijing, China. It began to build luxury single-family houses in July 2003. The construction of its First Phase of the development, a total of 76 housing units, has been completed in December 2005. As of the date of this prospectus, we have pre-sold 34 housing units. While we expect to recognize certain amount of sales revenue in our audited financial statements for the year ended December 31, 2005; however, as of September 30, 2005, no sales revenue has been recognized because we had not been released from guarantees to the financing bank.

Our executive offices are located at Level 19, Building C, Tianchuangshiyuan, Huizhongbeili, Chaoyang District, Beijing, China, 100012. Our telephone number at that address is 86-10-6480-1527.

We have no website. Our operating subsidiary Beijing Dahua Real Estate Development, Ltd. has a website, whose address is www.dhzhy.com.cn. Information contained on the website is not a part of this prospectus.

Our fiscal year end is December 31.

The Offering
------------

Securities Offered:     Up to 7,548,000 shares of common stock. The securities
                        being offered are those of the existing shareholders only.

Price Per Share:        The sales price is fixed at $0.05 per share until the
                        shares are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices.

Securities Issued
and Outstanding         25,000,000 shares of common stock were issued and
                        outstanding as of the date of this prospectus.

Use of Proceeds         We will not receive any proceeds from the sale of the
                        common stock by the selling shareholders.

Plan of Distribution    We are unaware of the nature and timing of any future
                        sales of our common stock by existing shareholders.
                        There is no minimum number of shares to be sold in this offering. No underwriting arrangements for this offering exist. There are no arrangements to place any of the proceeds in escrow.

Registration Costs      We estimate our total offering registration costs to be
                        $65,545. We have agreed to pay all costs and expenses relating to the registration of our common stock.


FINANCIAL SUMMARY INFORMATION
-----------------------------

The following Financial Summary and Operating Data have been derived from our audited financial statements and unaudited interim financial statements for the periods indicated. You should read the following financial data in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus.


Statement of Operations Data:
-----------------------------

                             Nine Months        Year Ended          Year Ended
                        Ended September 30      December 31,        December 31,
                                2005               2004                2003
                        ------------------  -----------------  ------------------
Revenue                  $              -   $              -    $              -
Expenses                 $        321,182   $        543,398    $        173,945
Net Loss                 $      (255,234)   $      (432,866)    $      (138,625)
Loss Per Share           $         (0.01)   $         (0.02)    $         (0.01)


Balance Sheet Data:
-------------------

                       September 30, 2005    December 31, 2004    December 31, 2003
                       ------------------   -------------------  -------------------

Total Assets            $      15,107,993    $     10,849,879     $      5,243,768
Total Liabilities       $      12,297,746    $     10,524,837     $      4,377,643
Shareholders' Equity    $       2,227,772    $        260,034     $        692,900



                                     RISK FACTORS

The shares of common stock offered by this prospectus involve a high degree of risk. You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before you purchase these shares. The risks and uncertainties described below are those we have identified as material. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

                              Risks Related to Our Business

1. WE LACK AN OPERATING HISTORY UPON WHICH AN EVALUATION OF OUR FUTURE SUCCESS OR FAILURE CAN BE MADE.

We were incorporated in March 2002 as a blank check company for the purpose of seeking to complete a merger or business acquisition. We conducted virtually no business until January 30, 2005, when we acquired Bauer Invest Ltd. Bauer is a holding company, which conducts its business through its 80% owned subsidiary Beijing Dahua Real Estate Development, Ltd., a private company operating in the People's Republic of China ("Dahua Real Estate"). Dahua Real Estate was incorporated on September 24, 2001, to engage in the development and sale of luxury single-family houses in Beijing, China. The acquisition of Bauer was accounted for as a recapitalization, rather than a business combination. Accordingly, the historical operations of Bauer and its subsidiaries were represented as our historical operations. Our limited operating history makes it difficult for you to evaluate our business and future prospects.

2. WE HAVE INCURRED LOSSES IN THE PAST. IF THE LOSSES CONTINUE, WE MAY HAVE TO SUSPEND OUR OPERATIONS OR CEASE CARRYING ON BUSINESS.

We have been operating at a loss since inception. As of September 30, 2005, we have not generated any revenue, and at that day we had $962,552 of accumulated deficit. We are a development stage company, and we may incur additional losses. There is no assurance that our operations will become profitable. Failure to generate revenue will cause us to go out of business and could cause you to lose all or a substantial part of your investment.

3. WE WILL NEED ADDITIONAL FINANCING TO CARRY OUT OUR SECOND PHASE PROJECT. IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WE MAY HAVE TO DELAY THE IMPLEMENTATION OF OUR SECOND PHASE PROJECT, AND OUR ABILITY TO INCREASE REVENUE WILL BE MATERIALLY IMPAIRED.

Since inception, we have been dependent on short-term loans and customer deposits to meet our cash requirements. By December 20, 2005 we have completed the construction of our First Phase of Dahua Garden project consisting of 76 luxury single-family houses. We are currently applying with Beijing municipal and Changping district governmental agencies for all the requisite licenses, permits, and approvals to start our Second Phase of Dahua Garden. To date we have not received any licenses, permits or approvals from governmental authorities to commence our Second Phase construction. We expect to obtain the licenses, permit and approvals by the second half of 2006. It is estimated that we need approximately $60.5 million in order to complete our Second Phase project. We intend to use (i) our proceeds from sales of our First Phase housing units, (ii) customer deposits from our pre-sale of the housing units in the Second Phase, and (iii) short-term borrowings from Dahua Group, our affiliate, to finance our Second Phase of Dahua Garden. At present we do not have any arrangements for additional financing. If we are unable to obtain additional financing on terms acceptable to us, we may have to delay or curtail our Second Phase project, and our ability to increase revenue will be materially impaired.

4.  IF WE RAISE ADDITIONAL CAPITAL THE VALUE OF YOUR INVESTMENT MAY DECREASE.

If we need to raise additional capital to implement or continue operations, we will likely issue additional equity or convertible debt securities. If we issue equity or convertible debt securities, the net tangible book value per share may decrease, the percentage ownership of our current stockholders may be diluted and such equity securities may have rights, preferences or privileges senior or more advantageous to our common stockholders.

5. WE NEED PERMITS, LICENSES OR APPROVALS FROM GOVERNMENT AUTHORITIES TO BEGIN OUR CONSTRUCTION OF THE SECOND PHASE PROJECT. IF WE FAIL TO OBTAIN ALL REQUIRED LICENSES, PERMITS, OR APPROVALS, WE MAY HAVE TO CEASE OUR OPERATIONS.

Before we can develop a property, we must obtain a variety of approvals from local and municipal governments with respect to such matters as zoning, density, subdivision, traffic considerations, site planning and environmental issues. Although there are currently no unfavorable rulings that would have a significant adverse effect on the development of our proposed Second Phase of Dahua Garden, there is no assurance that we will be able to obtain all required licenses, permits, or approvals from government authorities. If we fail to obtain all required licenses, permits, or approvals, we may have to cease our operations.

6. WE ACT AS GENERAL CONTRACTOR ON OUR CONSTRUCTION PROJECTS, AND IF ANY OF OUR SUBCONTRACTORS SHOULD FAIL TO COMPLETE THEIR JOBS ON TIME, OUR BUSINESS COULD BE DISRUPTED.

We act as general contractor on our construction projects. We hire unaffiliated subcontractors to do work for us. In the event that any of our subcontractors should fail to complete their jobs on time, our business could be disrupted, which will have an adverse effect on our results of operation and our financial condition.

7. WE ARE VULNERABLE TO CONCENTRATION RISKS BECAUSE OUR OPERATIONS ARE EXCLUSIVELY IN THE BEIJING, CHINA MARKET.

We operate our business in Beijing, China. All of our revenues will be derived from the sale of our luxury single-family houses in Beijing, China. Although some of our customers are from the neighboring areas in Beijing, we may not be able to generate adequate revenue if local business conditions in Beijing change adversely. These changes may include business downsizing, industry slowdowns, local oversupply or reduction in demand for real estate properties, and changes in local governmental policies. Operating exclusively in Beijing exposes us to greater economic risks than if we operated in several geographic regions. Any adverse changes in business conditions in Beijing, China, could adversely impact our financial condition, results of operations and cash flow.

8. WE DEPEND ON KEY PERSONNEL FOR THE SUCCESS OF OUR BUSINESS. OUR BUSINESS MAY BE SEVERELY DISRUPTED IF WE LOSE THE SERVICES OF OUR CEO OR FAIL TO SUCCESSFULLY RECRUIT QUALIFIED MANAGERIAL PERSONNEL HAVING EXPERIENCE IN BUSINESS.

Our success is heavily dependent upon the continued service of Yonglin Du, our chief executive officer. Mr. Du has valuable personal relationships with government agencies and executive officers in the industry. A good personal relationship is sometimes crucial for doing business in China. If Mr. Du is unable or unwilling to continue in his position, we may not be able to easily replace him. Loss of his services could delay our applications for construction permit and land acquisition, and our business may be severely disrupted. We do not maintain key-man insurance on the life of Mr. Du. In addition, in order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial personnel having experience in business. Competition for qualified individuals is intense. There can be no assurance that we will be able to retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

9. OUR OFFICERS AND DIRECTORS ARE SUBJECT TO CONFLICTS OF INTEREST, AND THERE IS A RISK THAT THEY MAY PLACE THEIR INTERESTS AHEAD OF YOURS.

We believe that our officers and directors will be subject to conflicts of interest. The conflicts arise from their relationships with our affiliate. Yonglin Du, our chief executive officer, also serves as president and a director of Dahua Project Management Group Co. Ltd. ("Dahua Group"), a Beijing Municipal Government licensed construction project supervising business entity. Hua Meng, our chief financial officer, and Qinna Zen, our corporate secretary, are also employed by Dahua Group. They may have conflicts of interest in allocating time, services, and functions between us and Dahua Group, in which any of them are or may become involved. Mr. Du anticipates devoting a minimum of twenty to thirty-two hours per week of his business hours, and each of Ms. Meng and Ms. Zen fifteen to twenty hours of their business hours to our business activities. If and when the business operations increase and a more extensive time commitment is needed, they are prepared to devote more time to our affairs, in the event that becomes necessary.

To ensure that potential conflicts of interest are avoided or declared to us and to comply with the requirements of the Sarbanes-Oxley Act of 2002, our Board of Directors, on January 30, 2005, adopted a Code of Business Conduct and Ethics, among other things, to reduce potential conflicts of interest. Conflicts of interest must, to the extent possible, be avoided, and any material transaction or relationship involving a potential conflict of interest must be reviewed and approved in advance by a majority of the board of directors, or, if required by law, a majority of disinterested stockholders. No personal loans will be made to executive officers and directors.

All our transactions with affiliates have been and will be made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Our policy is to require that a majority of board members approve all transactions between us and our officers, directors, principal stockholders and their affiliates.

10. WE HAVE NOT CARRIED PROPERTY OR CASUALTY INSURANCE. ANY BUSINESS DISRUPTION, LITIGATION OR NATURAL DISASTER MIGHT RESULT IN SUBSTANTIAL COSTS AND DIVERSION OF RESOURCES.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Any business property loss, natural disaster or litigation might result in substantial costs and diversion of resources.

11. OUR QUARTERLY OPERATING RESULTS, REVENUES AND EXPENSES MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK.

Our operating results, revenues and expenses may fluctuate significantly from quarter to quarter due to a variety of factors including:

   o  The timing, size and execution of sales contracts and home deliveries;

   o  Lengthy and unpredictable sales cycles;

   o  Changes in our operating expenses; and

   o  Fluctuations in general economic conditions.

We believe that period-to-period comparisons of our results of operations are not a good indication of future performance. It is possible that our operating results will be below your expectations. In that event, the trading price of our common stock may fall.

12. MANY OF OUR COMPETITORS ARE SIGNIFICANTLY LARGER THAN WE ARE, AND THEY HAVE GREATER FINANCIAL RESOURCES AND HAVE MORE EXPERIENCED MANAGERS THAN WE DO.

We are a small company and have little market share in our target market. The market of residential housing development in Beijing, China, is highly competitive. We compete with numerous entities, many of which are significantly larger than we are, and have greater financial resources and have more experienced managers than we do. As a result, they may be able to respond more quickly to new or emerging house plans or construction materials and changes in customer demands or to devote greater resources to the development, promotion and sale of their products or services than we can. If we cannot compete effectively, we may never become profitable. Although no one of our competitors currently dominates or significantly influences the market, they could adversely affect us.

13. THE RESIDENTIAL REAL ESTATE DEVELOPMENT INDUSTRY IS A HIGH RISK INDUSTRY. IF MARKET CONDITIONS CHANGE DRAMATICALLY UNFAVORABLY TO US, WE MAY GO OUT OF BUSINESS.

The real estate development industry in general, and the residential luxury real estate development industry in particular, is a high risk industry, subject to changes in general economic conditions, fluctuating interest rates, and changing demand for the types of developments being considered. Volatility in local and regional land use demands, as well as changing supply and demand for the specific uses for which the real property is being developed, are also factors in assessing the relative risks of the business. The demand for residential real estate development is particularly sensitive to changing interest rates and shifting demographics. Both of these factors affecting the demand for residential housing are highly unpredictable over both the short-and long-term. If market conditions change dramatically and unfavorably to us, we may go out of business.

               Risks Related to Doing Business in China

14. POLITICAL AND ECONOMIC POLICIES IN CHINA COULD AFFECT OUR BUSINESS IN UNPREDICTABLE WAYS.

Substantially all of our assets are located in China and substantially all of our revenues will be derived from our operations in China. Therefore, our results of operations and prospects are subject, to a significant degree, to economic and political developments in China. The economy of China differs from the economies of most developed countries in many respects, including:

   o  The extent of government involvement;

   o  Level of development; and

   o  Allocation of resources.

The economy of China has been in transition from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces and the reduction of state ownership of productive assets, a substantial portion of productive assets in China is still owned by the Chinese government, which continues to play a significant role in regulating China's economic development, setting monetary policy and providing preferential treatment to particular industries or companies. Political and economic policies in China could affect our business in unpredictable ways. If there are any unfavorable changes in government policies, such as government control over capital expenditures, changes in monetary policy, or changes in planning and zoning policy, we may experience delays or other problems in obtaining government permits or licenses to start or complete our projects.

15. OUR ASSETS, OFFICERS AND DIRECTORS ARE LOCATED OUTSIDE OF THE U.S. IT IS DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCEMENT OF LEGAL JUDGMENTS UPON US AND OUR OFFICERS AND DIRECTORS.

Our assets, officers and directors are located in China. As a result, it may be difficult to effect service of process within the United States and enforce judgment of the US courts obtained against us and our executive officers and directors. Particularly, our shareholders may not able to:

   o Effect service of process within the United States on us or any of our executive officers and directors;

   o Enforce judgments obtained in U.S. courts against us based upon the civil liability provisions of the U.S. federal securities laws;

   o Enforce, in a court in China, judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and

   o Bring an original action in a court in China to enforce liabilities against us or any of our executive officers and directors based upon the U.S. federal securities laws.

16. GOVERNMENT CONTROL OF CURRENCY CONVERSION MAY AFFECT OUR ABILITY TO PAY DIVIDENDS DECLARED, IF ANY, IN FOREIGN CURRENCIES.

As of September 30, 2005, we have not generated any revenue. We believe that a substantial portion of our revenues, if any, will be in "yuan", the national currency of China, which currently is not a freely convertible currency. A portion of our revenues may have to be converted into US dollars to make payment of dividends declared, if any, in respect of our common shares. Under China's existing foreign exchange regulations, we will be able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange of China by complying with certain procedural requirements. However, the Chinese government may take measures at its discretion in the future to restrict access to foreign currencies if foreign currencies become scarce in China. We may not be able to pay dividends in foreign currencies to our shareholders, if the Chinese government restricts access to foreign currencies for current account transactions.

17. FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE CHINESE CURRENCY AND THE UNITED STATES DOLLAR MAY BRING DOWN OUR OPERATING INCOME.

The functional currency of our operations in China is "yuan." Results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Although the exchange rate for RMB to US dollars has relatively been stable, exchange rate fluctuations, if any, could bring down our operating income and lower our stock price. We have no current plans to undertake any hedging activity to minimize exchange rate fluctuations.

               Risks Related to Investment in Our Securities

18. THERE IS NOT NOW AND THERE MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK SHARES, WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL SHARES.

There is currently no market for our common stock and we can provide no assurance that a market will develop. We plan to apply for listing of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement, of which this prospectus forms a part. However, there is no assurance that our shares will be traded on the Bulletin Board or, if traded, that a public market will materialize. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

19. OUR COMMON STOCK IS DEEMED A PENNY STOCK. AS A RESULT, TRADING OF OUR SHARES IS SUBJECT TO SPECIAL REQUIREMENTS THAT COULD IMPEDE OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES.

The shares offered by this prospectus constitute penny stock under the Securities Exchange Act of 1934 (the "Exchange Act"). The shares will remain penny stock for the foreseeable future. As defined in Rule 3a51-1 of the Exchange Act, penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to:

    o Obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

    o Reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has significant knowledge and experience to be reasonably capable of evaluating the risks of penny stock transactions;

    o Provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and

    o Receive a signed and dated copy of such statement from such investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for investors in our common stock to resell the shares to third parties or to otherwise dispose of them.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believe", "expect", "future", "intend", "plan", and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.


                               USE OF PROCEEDS

The selling shareholders are selling shares of common stock covered by this prospectus for their own accounts. We will not receive any proceeds from the sale of the securities being registered pursuant to this prospectus.


                     DETERMINATION OF OFFERING PRICE

The selling shareholders will sell their shares at a fixed price of $0.05 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. There is no established public market for our shares. As a result, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value. No investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.


                                  DILUTION

The shares offered for sale by the selling shareholders are already outstanding and, therefore, do not contribute to dilution.


                              SELLING SHAREHOLDERS


The following table sets forth information concerning the selling shareholders including:

   o   The number of shares owned by each shareholder prior to this offering;

   o   The total number of shares that are to be offered for each shareholder;
and

   o The total number of shares and the percentage of stock that will be owned by each shareholder upon completion of the offering.

All costs, expenses and fees in connection with the registration of the selling shareholders' shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling shareholders will be borne by such holders.

The offered shares of common stock may be offered from time to time by each of the selling shareholders named below. However, they are under no obligation to sell all or any portion of the shares of common stock offered, neither are the selling shareholders obligated to sell such shares of common stock immediately under this prospectus, and therefore, no accurate forecast can be made as to the number of securities that will be held by the shareholders upon completion of this offering. To the best of our knowledge, the selling shareholders listed in the table set forth below have sole voting and investment powers with respect to the securities indicated, and none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

None of the selling shareholders has held any position or office with us, except as specified on the notes to the table. Other than the relationships described below, none of the selling shareholders had or have any material relationship with us.

Except for Waywood Investment Ltd., to which Section 4(2) of the Securities Act of 1933 applies, all the shares covered in this prospectus were issued pursuant to the exemption afforded under Regulation S. All selling shareholders listed below are non-U.S. persons as that term is defined under Regulation S. Except as specified in the table, all other shareholders are located at c/o Dahua Inc., Level 19, Building C, Tianchuangshiyuan, Huizhongbeili, Chaoyang District, Beijing, China, 100012.

                                                        Shares Owned Prior         Shares Owned After
                                                         to the Offering              the Offering
      Selling                   No. of Shares   -------------------------------  -----------------------
    Stockholders                   Offered            Number        Percentage     Number    Percentage
-----------------------------   --------------- ---------------  --------------  ------------ ----------
Toshiaki Mashima                    952,000         1,190,000         4.76%         238,000        *(v)
802, Sonoochou, Inage-ku, Chibaken,
Japan, 263-0051

Comp Hotel International Ltd.(i)    850,000         1,062,500         4.25%          212,500       *
Li Yiyang                           596,000           745,000         2.98%          149,000       *
Duan Lei                            596,000           745,000         2.98%          149,000       *
#1402, Qingdongyuanhao Bldg.
Taiyuanxiaoqu
Haidian District, Beijing

Hiroyuki Itakura                    380,000           475,000         1.90%           95,000       *



27-4, Nakachou, Itabashiku, Tokyo,
Japan, 173-0022

Masako Horie                        380,000           475,000         1.90%           95,000       *
1-22-3-3004, Nishiwaswda, Shinjuku-ku
Tokyo, Japan, 169-0051

Hisahiro Kashida                    286,000           357,500         1.43%           71,500       *
2-11-24, Ebisu-nishi,
Shibuya-ku, Tokyo, Japan, 150-0021

Hisakuni Kashida                    286,000           357,500         1.43%           71,500       *
7-5-16, Shirakashichou,
Kashiharashi, Naraken, Japan, 634-0003

Li Weiwei                           224,000           280,000         1.12%           56,000       *
Dong Yuhua                          224,000           280,000         1.12%           56,000       *
Zhao Shumin                         196,000           245,000         0.98%           49,000       *
Li Yan                              196,000           245,000         0.98%           49,000       *
Naoko Takemura                      190,000           237,500         0.95%           47,500       *
Flat403, Bambao Grove,
84 Kennedy Road, Hong Kong

Takayoshi Ishibashi                 190,000           237,500         0.95%           47,500       *
802, Sonoochou,
Inage-ku, Chibaken, Japan, 263-0051

Katsuhisa Aga                       190,000           237,500         0.95%           47,500       *
6-37-2-804, Minamisenju,
Arakawaku, Tokyo, Japan, 116-0003

Gao Jingjie                         184,000           230,000         0.92%           46,000       *

Waywood Investments Ltd. (ii)       150,000           187,500         0.75%           37,500       *





Huang Qihan                         126,000           157,500         0.63%           31,500       *
Shi Wei                             114,000           142,500         0.57%           28,500       *
Chigusa Itakura                      96,000           120,000         0.48%           24,000       *
27-4, Nakacho,
Itabash-ku, Tokyo, Japan, 173-0022

Mitsuhiko Tadatsu                    96,000           120,000         0.48%           24,000       *
3-12-8, Honamanuma,
Suginami-ku, Tokyo, Japan, 167-0031

Takako Kashida                       96,000           120,000         0.48%           24,000       *
1114, Shimobuchi,
Oyodochou, Yoshinogun, Naraken
Japan, 638-0821

Yutaka Kobayashi                     96,000           120,000         0.48%           24,000       *
4-27-4-201, Horikiri,
Katsushika-ku, Tokyo,
Japan, 167-0031

Yan Ruiqing                          58,000            72,500         0.29%           14,500       *
Zeng Qinna (iii)                     58,000            72,500         0.29%           14,500       *
#1712, Courtyard 5,
Beiyuan Road, Chaoyang District, Beijing

Zhang Bin                            58,000            72,500         0.29%           14,500       *
Cao Jing                             46,000            57,500         0.23%           11,500       *
Cao Xuefen                           46,000            57,500         0.23%           11,500       *
Fu Weihong                           46,000            57,500         0.23%           11,500       *
Lin Minya                            46,000            57,500         0.23%           11,500       *
Liu Chunxiu                          46,000            57,500         0.23%           11,500       *
Wang Liancheng                       46,000            57,500         0.23%           11,500       *
Xue Yuwei                            46,000            57,500         0.23%           11,500       *
Bldg 11, Anyuan,
Anhuibeili, Beijing
Qu Pingji                            34,000            42,500         0.17%            8,500       *
Chen Min                             22,000            27,500         0.11%            5,500       *
Dong Fu                              22,000            27,500         0.11%            5,500       *
Gan Xuemei                           22,000            27,500         0.11%            5,500       *




Gao Yugui                            22,000            27,500         0.11%            5,500       *
He Bing                              22,000            27,500         0.11%            5,500       *
Li Jian                              22,000            27,500         0.11%            5,500       *
Li Ying                              22,000            27,500         0.11%            5,500       *
Song Fuying                          22,000            27,500         0.11%            5,500       *
Wang Jun                             22,000            27,500         0.11%            5,500       *
Wang Yong                            22,000            27,500         0.11%            5,500       *
Wei Wei                              22,000            27,500         0.11%            5,500       *
Zhang Jie                            22,000            27,500         0.11%            5,500       *
Huang Meishu                         12,000            15,000         0.06%            3,000       *
Meng Hua (iv)                        12,000            15,000         0.06%            3,000       *
#8104, Courtyard 11,
Anning Zhuang, Xisanqi
Haidian District, Beijing
Song Liqiang                         12,000            15,000         0.06%            3,000       *
Wang Shoujian                        12,000            15,000         0.06%            3,000       *
Wen Weiping                          12,000            15,000         0.06%            3,000       *
-----------------------------------------------------------------------------------------------------
              TOTAL               7,548,000         9,435,000       37.74%         1,887,000   7.55%

(i) Comp Hotel International Ltd. is the control person of our predecessor, Norton Industries Corp.

(ii) Waywood Investment Ltd. is the promoter of our predecessor, Norton Industries Corp.

(iii) Zeng Qinna is our corporate secretary.

(iv)  Meng Hua is our chief financial officer.

(v)   Less than one percent.

The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 25,000,000 shares of common stock outstanding on the date of this prospectus.

We are not aware of any agreements or arrangements among the selling shareholders listed above. To our knowledge, there are no coordinated investment efforts among the selling shareholders, and they are not acting as a "group" as that term is used in Instruction 7 to Item 403 of Regulation S-B.


                            PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sale price is fixed at $0.05 per share until our shares are quoted on the OTC Bulletin Board, thereafter, at then prevailing market prices or privately negotiated prices.

The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Each selling shareholder and any broker-dealer that assists in the sale of the common stock may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Any discounts, commissions, or concessions received by such underwriters, broker-dealers, or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of the common shares.

The selling shareholders have agreed to comply with applicable securities laws. Each of the selling shareholders and any securities broker-dealer or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. The offer and sale by the selling shareholders may be a 'distribution' under Regulation M, in which the selling stockholder, any "affiliated purchasers", and any broker-dealer or other person who participates in such distribution may be subject to Rule 102 of Regulation M until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class of securities that are the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." In addition, Rule 101 under Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" by a selling shareholder in connection with a distribution for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

The selling shareholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling shareholders are responsible for brokerage commissions, if any, attributable to the sale of such securities. We will not receive any of the proceeds from the sale of any of the shares by the selling shareholders.


                             LEGAL PROCEEDINGS

There are no legal actions pending against us nor are any legal actions contemplated by us.

            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


Directors and Executive Officers
--------------------------------

Each of our directors is elected by the shareholders to a term of one year and serves until his or her successor is elected and qualified, or until he or she resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one year and serves until his or her successor is duly elected and qualified, or until he or she resigns or is removed from office.
The board of directors has no nominating or compensation committees. The board of directors does not have an audit committee financial expert.

The name, address, age and position of our officers and directors are set forth below:

     Name         Age                    Position Held
--------------   ----   ----------------------------------------------------
Du Yonglin       64     President, Chief Executive Officer and Director
Wang Wulong      66     Director
Meng Hua         30     Chief Financial Officer
Zeng Qinna       28     Corporate Secretary

The following is a brief description of business experience of each of our directors and executive officers during the past five years.

Mr. Yonglin Du has been our Chairman, Chief Executive Officer and President since January 30, 2005. From 1982 to 2003, Mr. Du held various positions in China's petroleum and petrochemical industries, including Deputy Director of the Research Institute of Daqing Oilfield, Head of Petroleum and Petrochemical Division of the State Planning Commission, Deputy Director of the Energy Institute of the State Planning Commission, President of Shanghai Petroleum and Natural Gas Company. In 2000, he founded Dahua Project Management Group Co. Ltd. ("Dahua Group"), of which he has been serving as its Chairman of the Board of Directors and Chief Executive Officer. Dahua Group is a Beijing Municipal Government licensed construction project supervising business entity located in Beijing, China.

Mr. Wulong Wang has been our Director since January 30, 2005. A graduate of Beijing Post and Telecommunication University, Mr. Wang is a senior engineer and China's registered Consulting Engineer. He joined China's State Planning Commission in 1979, and served as its Deputy Chief of Investment Bureau from 1988 to 1992, Chief of Key Construction Bureau from 1992 to 1994, Chief of Investment Bureau from 1994 to 1995. From 1995 to 2002, Mr. Wang served as the President of China International Engineering Consulting Co. Limited, and from 2002 to the present as a member of the Expert Committee of China Engineering Consulting Co. Limited, as well as a member of the Economic Commission of Chinese National People's Political Consultative Conference.

Ms. Hua Meng has been our Chief Financial Officer since January 30, 2005. She graduated from the Central University of Finance and Economics of China in July 2003 with a master degree in accounting. Ms. Meng is a Certified Public Accountant in China. From July 1999 to May 2000, she was employed at Beijing

Baisheng Light Industry Development Co. Ltd. as an accountant. From July 2003 to the present, Ms. Meng has also been chief financial officer of Dahua Project Management Group Co., Ltd., a Beijing Municipal Government licensed construction project supervising business entity in Beijing, China.

Ms. Qinna Zeng has been our Corporate Secretary since January 30, 2005. She graduated from the Central University of Finance and Economics in China in July 2003 with a master degree in finance. From July 1999 to August 2000, Ms. Zeng worked for the Lichuan Branch of People's Bank of China as a statistician. From July 2003 to the present, Ms. Zeng has also been corporate secretary of Dahua Project Management Group Co. Ltd., a Beijing Municipal Government licensed construction project supervising business entity in Beijing, China.

None of our directors and officers has ever held any position in a reporting company.

Significant Employees
---------------------

There are no significant employees other than our executive officers.

Family Relationships
--------------------

There are no family relationships among directors or officers.

Involvement in Certain Legal Proceedings
----------------------------------------

During the past five years, none of our officers, directors, promoters or control persons has had any involvement in any of the following events:

 1. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

 2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

 3. Being subject to any order, judgment or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and/or

 4. Being found by a court of competent jurisdiction, in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics
--------------

On January 30, 2005, our Board of Directors established a written code of ethics that applies to our executive officers and financial officers. A copy of the code of ethics has been filed as Exhibit 14.1 of this prospectus and or may be obtained by any person, without charge, who sends a written request to Dahua Inc. c/o Corporate Secretary, Level 19, Building C, Tianchuangshiyuan,

Huizhongbeili, Chaoyang District, Beijing, China, 100012. We will disclose any waivers or amendments to our Code of Business Code and Ethics on Item 10 of a Form 8-K.


       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


Security Ownership of Certain Beneficial Owners
-----------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 2, 2006, each person who is known by us to own beneficially more than 5% of our outstanding common stock. We have only one class of securities outstanding. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                      Name and Address of      Amount & Nature of
Title of Class         Beneficial Owner         Beneficial Owner    Percent of Class
----------------  ---------------------------  ------------------- ----------------
Common Stock       Yonglin Du                    1,900,000 shares        7.60%
                   Level 19, Building C,
                   Tianchuangshiyuan,
                   Huizhongbeili,
                   Beijing, China, 100012
------------------------------------------------------------------------------------


Security Ownership of Management
--------------------------------

The following table sets forth certain information, as of March 2, 2006, as to each class of our equity securities beneficially owned by all of our directors and nominees, each of the named executive officers, and our directors and executive officers as a group.

                      Name and Address of         Amount & Nature of
 Title of Class       Beneficial Owner(1)          Beneficial Owner       Percent of Class
----------------  ----------------------------- ----------------------   -------------------
Common Stock        Yonglin Du(2)                  1,900,000 shares          7.60%
                    Level 19, Building C,
                    Tianchuangshiyuan,
                    Huizhongbeili,
                    Beijing, China, 100012

Common Stock        Qinna Zeng (3)                 72,500 shares             * (4)
                    #1712, Courtyard 5,
                    Beiyuan Road, Chaoyang District,
                    Beijing





Common Stock        Hua Meng (5)                   15,000 shares             *
                    # 8104, Courtyard
                    11, Anning Zhuang,
                    Xisanqi, Haidian District,
                    Beijing

Common Stock        Wang Wulong                      Nil                     Nil
                    c/o Dahua Inc.
                    Level 19, Building C,
                    Tianchuangshiyuan,
                    Huizhongbeili,
                    Beijing, China, 100012

              All officers and directors
              as a group                           1,987,500 shares         7.95%
-----------------------------------------------------------------------------------------------


(1) The persons named above do not have any specified rights to acquire, within 60 days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.

(2) Yonglin Du is our CEO, President and a director.

(3) Qinna Zeng is our Corporate Secretary.

(4) Less than one percent of the total number of shares outstanding.

(5) Hua Meng is our Chief Financial Officer.

We do not have any securities that are convertible into common stock.

Changes in Control
------------------

There are no arrangements that the management is aware of that may result in changes in control as that term is defined by the provisions of Item 403(c) of Regulation S-B. There are no provisions within our Articles or Bylaws that would delay or prevent a change of control.


                             DESCRIPTION OF SECURITIES

We are authorized to issue up to 80,000,000 shares of our common stock, $.0001 par value, and 20,000,000 shares of preferred stock, $.0001 par value per share. As of March 2, 2006, there were 25,000,000 shares of common stock issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock
------------

The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the outstanding shares of common stock will be able to elect the entire Board of Directors and, if they do so, minority shareholders would not be able to elect any members to the Board of Directors.

Shareholders have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Preferred Stock
---------------

As of the date of this prospectus, there were no preferred shares that have been designated or issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable laws of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. We have no current plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

Debt Securities
---------------

As of the date of this prospectus, we do not have any debt securities.

Other Securities To Be Registered
---------------------------------

There are no other securities to be registered.


                    INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements included in this prospectus and the registration statement have been audited by Child, Sullivan & Company, to the extent and for the periods set forth in their reports appearing elsewhere in this document and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Schonfeld & Weinstein, L.L.P., our legal counsel, has provided an opinion on the validity of our common stock. We retained him solely for the purpose of providing this opinion and have not received any other legal service from him.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, an interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.


          DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                      SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Articles of Incorporation. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.


                    ORGANIZATION WITHIN LAST FIVE YEARS

Dahua Inc. ("Dahua," "we," or "our") was incorporated on March 8, 2002, in the State of Delaware under the name of Norton Industries Corp. ("Norton") as a blank check company for the purpose of either merging with or acquiring an operating company with operating history and assets. In June 2002, we filed a registration statement on Form 10-SB with the Securities and Exchange Commission ("SEC") in order to become a Section 12(g) registered company under the Securities Exchange Act of 1934, as amended. The registration statement became effective on or about August 10, 2002.

From March 8, 2002, to January 30, 2005, Norton conducted virtually no business other than organizational matters and filings of periodic reports with the SEC pursuant to the reporting requirements of Securities Exchange Act of 1934, as amended. The promoters, control persons and affiliates of Norton were Mr. Jianjun Zhang, Waywood Investments Ltd. ("Waywood"), Comp Hotel International Ltd. ("Comp Hotel"), and South Sea Petroleum Holdings Ltd. ("South Sea Petroleum"). Waywood is a small business consulting firm organized in the British Virgin Islands. Mr. Jianjun Zhang is the sole shareholder of Waywood. From Norton's inception in March 2002, to February 2003, Waywood owned 100% of Norton, and Mr. Jianjun Zhang, from March 2002 to January 2005, was the sole director and executive officer of Norton. On February 26, 2003, Waywood sold 85%, or 4,250,000 shares, of Norton's capital shares to Comp Hotel for $42,500 in cash. Comp Hotel is a travel-related service provider operating in Hong Kong, and is controlled by South Sea Petroleum, a Hong Kong corporation, whose principal business is the exploration and production of crude oil in Indonesia.

On January 30, 2005, Waywood and Comp Hotel entered into a Share Exchange Agreement with Bauer Invest Inc. for a reverse acquisition. Pursuant to the agreement, Waywood and Comp Hotel sold all of their capital stock, or 5,000,000 shares of common stock, to Bauer for retirement in exchange for $100,000 in cash and 5%, or 1,000,000 shares of Norton's post-merger common stock. The Share Exchange Agreement is herewith filed as Exhibit 2.1. To effectuate the reverse acquisition, Norton issued 19,000,000 shares of its common shares to 108 shareholders of Bauer in exchange for 100% of shares in Bauer on a pro rata basis, i.e. the number of shares received by each shareholder is proportionate to the number of shares he/she had originally owned in Bauer. Following the transaction, on February 7, 2005, the name of Norton was changed to Dahua Inc.

Bauer is a holding company, which conducts its business through its 80% owned subsidiary Beijing Dahua Real Estate Development, Ltd., an operating company organized in the People's Republic of China ("Dahua Real Estate"). As a result of the reverse acquisition, Bauer became our wholly owned subsidiary, and the shareholders of Bauer became our controlling shareholders. This transaction was accounted for as a recapitalization, rather than a business combination. Under accounting principles generally accepted in the United States of America, after completion of this transaction, we will file prior historical financial information of Bauer and its subsidiaries for the years prior to the acquisition on a stand-alone basis. Our continuing operations will reflect the consolidated operations of Dahua and its subsidiaries.

On May 12, 2005, Dahua Real Estate increased its registered capital, in which we increased our investment in Dahua Real Estate by $2,273,277 and the minority shareholder of Dahua Real Estate increased its investment by $568,320. Dahua Project Management Group ("Dahua Group") advanced us funds to allow for the increase in investment, which amount was recorded as short-term loans-related parties. On September 21, 2005, we issued, on a pro rata basis, an aggregate of 4,750,000 shares of our common stock to shareholders of Dahua Group in exchange for the conversion of the short-term loan ($2,273,277) to equity shares. In connection with issuance of additional shares, pursuant to a no-dilution clause of the Share Exchange Agreement dated January 30, 2005 we entered into with Comp Hotel and Waywood, on September 21, 2005, we issued 212,500 and 37,500 shares of our common stock to Comp Hotel and Waywood, respectively.

Bauer was incorporated on December 10, 2003, under the laws of the British Virgin Islands. On May 25, 2004, the shareholders of Dahua Group transferred to Bauer 80% of the capital stock of Dahua Real Estate in exchange for all the capital stock of Bauer. Dahua Group is a Beijing Municipal Government licensed construction project supervising business entity in Beijing, China. This transaction was accounted for as a recapitalization of Dahua Real Estate, rather than a business combination. Before the stock transfer, the shareholders of Dahua Group owned 80% of capital stock of Dahua Real Estate, and Beijing Dahua Bidding Agency owned the remaining 20%. Beijing Dahua Bidding Agency is a Chinese corporation servicing construction companies in biddings for major construction projects. After the transfer, the shareholders of Bauer replaced the shareholders of Dahua Group as holder of 80% of the capital stock of Dahua Real Estate, while Beijing Dahua Bidding Agency still owns the remaining 20%. Both Bauer and Dahua Group were owned by the same group of shareholders in the same proportions prior to the acquisition by Norton. The Stock Transfer Agreement between Dahua Group and Bauer is filed herewith as Exhibit 2.3.

Prior to the acquisition, other than owning 80% of Dahua Real Estate's capital stock, Bauer had no operations. Dahua Real Estate was incorporated in China on September 24, 2001, to engage in the development, construction, and sale of luxury single-family housing units. Both Norton and Bauer were non-operating shell companies and incurred minimal costs to acquire Bauer or Dahua Real Estate, and therefore there was no need for adjustments for any costs incurred by Norton or Bauer to be "pushed down" in the accounts of Norton, Bauer or Dahua Real Estate. Dahua Real Estate did not incur any other costs which were required to be "pushed down" for the completion of the transaction.

The promoters, control persons and affiliates of Bauer Invest, Inc. and Dahua Real Estate are Mr. Yonglin Du and Dahua Group. Prior to the acquisition, a group of shareholders owned 100% of Dahua Group, and the same group of the shareholders owned 100% of Bauer in the same shareholding proportion as they owned Dahua Group. At present, the same group of shareholders own 95% of Dahua Inc. Yonglin Du, our CEO and President, also acts as president of Dahua Group and Bauer. In 2000, Mr. Du founded Dahua Group and has since been its Chairman of the Board of Directors and Chief Executive Officer. Dahua Group is a Beijing Municipal Government licensed construction project supervising business entity which is operating in Beijing, China. Since January 30, 2005, Mr. Du has been our Chairman of the Board of Directors and Chief Executive Officer.

We have not been involved in any bankruptcy, receivership or similar proceedings.



                          DESCRIPTION OF BUSINESS

General
-------

We, through our 80% owned subsidiary Beijing Dahua Real Estate Development Ltd. ("Dahua Real Estate"), engage in the business of development, construction and sale of luxury single-family homes in the northern suburb of Beijing, China.

Development Projects
--------------------

In July 2003, we began to develop our first real estate project. The project is called the first phase of Dahua Garden (the "First Phase"), which consists of 76 luxury residential housing units, all of which are single houses ranging from approximately 2,000 to 5,000 square feet, each with 3-4 bedrooms with built-in closets and adjacent bathrooms, an open eat-in kitchen, a family room, a living room, and an attic solarium for indoor sun bathing. Those homes are within reasonable driving distances from Beijing metropolitan areas. The project is located at the northern skirt of Beijing, China. The property being developed sits on a hot spring, spewing 10,000 cubic meters per day providing every house with hot spring water for baths. The water temperature at the mouth of the hot spring is over 60 degrees centigrade. The surplus hot spring water is discharged into the surrounding creeks and ponds, making them unfrozen all year round.

The average sales price is around 1,000 yuan (approximately $120) per square foot. The price does not include interior finishing, light fixtures, plumbing and appliances, which are custom tailored to suit individual tastes and preferences of the buyer from a menu of options. The average cost for interior finishing is approximately 200 yuan per square foot. The interior finishing can be done by outside contractors of the buyer's choice.

The First Phase is constructed on land licensed from the government of China for a period of 70 years, expiring on April 27, 2073. The granting of land use licenses is a common practice in China as all land is government-owned, and, at present, no option to purchase land has ever been granted. Pursuant to the laws of China, all land belongs to the government. Regardless of whether real estate is purchased or sold for residential or business purposes, the purchaser will receive the ownership license and a permit to only use the land, as opposed to owning the land. Upon transfer of title of the units to the owners, we will not have any interest in such units or licensed land.

The construction began in July 2003 and was substantially completed in December 2004. In December 2005, all plumbing, wiring and landscaping have been completed. As of September 30, 2005 we had pre-sold 28 of the 76 units of the First Phase, out of which 4 units have been paid in full, while the rest are still being paid off in installments. Because we have not legally delivered the homes to the buyers, all funds received from the pre-sold units and installment payments are recorded as customer deposits until physical delivery and release of any of our guarantees to the financing bank. As of September 30, 2005, we had received customer deposits totaling $6.86 million. As of the date of this prospectus, 34 of the 76 units of the First Phase have been sold. It is expected that the remaining 42 housing units will be sold out by the end of 2006.

We are currently in the process of applying with Beijing municipal and Changping district government agencies for the requisite licenses, permits, and approvals in order to start our Second Phase of Dahua Garden, which will include 250 units of luxury single-family houses located in Chanping District, Beijing, China, on an approximately 267,000 square-meter site with a community clubhouse, creeks, ponds, and professionally manicured gardens and landscape. Each will be 3,000 to 5,000 square feet in size to be sold for 4.5 to 6 million yuan, or approximately $ 550,000 to $720,000. We will serve as the sole developer of the project, including construction and sales. The Second Phase is not contingent upon our successful completion of the First Phase. As of the date of this prospectus, the status of our applications for permits, licenses and approvals is set forth below:

   (i) We have entered into an agreement with the land owner, the Village Committee of Lutuan Village, Beiqijia Township, North Changping District, which has been approved by the government of Beiqijia Township;

   (ii) Upon receipt of such approval, we have submitted a proposal for the Second Phase development to the Development and Reconstruction Commission of Changping District, which, in turn, submitted the proposal to the Development and Reconstruction Commission of Beijing Municipal government;

   (iii) Upon receipt of the proposal, the Development and Reconstruction Commission of Beijing sent a letter to the Urban Planning Commission of Beijing for its opinion, which it is reviewing; and

   (iv) We are currently applying with the National Land Resource Bureau and H ousing Administration Bureau of Beijing Municipality for the initial development rights and land use rights of the Second Phase development.

In addition to the above permits and approvals, we will need a permit to commence construction by Beijing Municipal Construction Commission. We expect to obtain the permit before the end of 2006. There is no assurance that said permit will be issued within the timeframe anticipated. The construction will take up to 18 to 20 months to complete, and we expect to commence sales in the second part of 2008.

Home Construction
-----------------

We act as the general contractor for our residential home developments and hire subcontractors for all construction activities. The use of subcontractors enables us to reduce our investment in direct labor costs, equipment and facilities. We generally price our housing only after we have entered into construction contracts with subcontractors, an approach which improves our ability to estimate costs accurately.

As the general contractor, we select our subcontractors for construction through a competitive bidding process. In addition to the bid price, our criteria include the bidders' experience, reputation, recommendations and reference from other developers. The construction prices are capped and cover all materials and labor needed to complete the construction under the construction contract. The bid-winning subcontractor will make advance payments for all materials and labor. We make payments to the subcontractors over time upon completion and acceptance of certain phases of construction according to agreed-upon milestones specified in the construction contract.

Our competitive bidding process includes the following steps: (1) Bid invitation registration, (2) Bid invitation announcement, (3) Bid submission, (4) Pre-screening of bidders' qualifications, (5) Purchase of bid document package by the pre-qualified bidders, (6) Opening bids, (7) Assessment of bids, (8) Selection and determination of the winning bidder, (9) Notice of award, and (10) Execution of the construction contract.

To assure quality, construction has been monitored by Beijing Aocheng Construction Management Ltd. ("Aocheng") and by construction quality control authorities under the Changping District government. Aocheng is not a related party. We entered into an agreement with Aocheng on September 24, 2003. The agreement covered a period from October 15, 2003 to June 20, 2004. The total management fee was 333,860 yuan, or approximately $40,000, paid in four installments: (1) 10% within 10 days after the management company staff enters the construction site; (2) 60% within one week after the roof of the main building structure is completed; (3) 25% within 14 days after examination and acceptance of construction; and (4) 5% on the first anniversary of acceptance of construction. The agreement is herewith filed as Exhibit 10.2. Although the contract has expired, according to Chinese law, the company in charge of quality control of a construction product bears life-long responsibility for the quality of such construction. Thus, Aocheng shall remain responsible for quality assurance of our construction.

As the general contractor, we are responsible for all planning, scheduling and budgeting operations. There is an on-site superintendent who oversees the subcontractors. We supervise the construction of our project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes.

Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Agreements with our subcontractors are generally entered into after competitive bidding on an individual basis. We generally obtain information from prospective subcontractors and suppliers with respect to their financial conditions and abilities to perform under their agreements prior to commencement of a formal bidding process. The services performed for us by subcontractors are generally readily available from a number of qualified subcontractors.

We use, to the extent feasible, standardized materials in our commercial construction and homebuilding operations in order to permit efficiencies in construction and material purchasing that can result in higher margins. Our subcontractors generally negotiate the purchase of major raw material components such as concrete, lumber and structural steel. They are responsible for what they purchase and for what they pay for. Raw materials used in our operations are generally readily available from a number of sources but prices of such raw materials may fluctuate due to various factors, including supply and demand.

As the general contractor, we are not subject to any bonding and/or insurance requirements under Chinese law and common practice in housing construction. We may suffer heavy or total losses in the event of fire, earthquake or other disasters.

To date, we have not encountered any problems that would affect the delivery date of our First Phase units, nor have we experienced a significant increase in prices of materials. The construction of the First Phase was substantially completed in December 2004. By the end of December 2005, we have completed plumbing, wiring and landscaping. Upon completion we submit all documentation required for recording and application for deeds. In China, the application process for deeds usually takes 3 to 5 months to complete. In practice, therefore, transfer of legal title usually takes place a few months after physical delivery of housing units. We expect to complete all the procedures by June of 2006.

The First Phase is subject to government inspections prior to transfer of title to buyers. The purpose of the inspection is to ensure that real estate developers adhere to government standards of quality and safety.

Other Government regulations that we must adhere to are:

  o  	Any structures being constructed must be for residential and commercial use;

  o  	All structures must be within certain dimensions;

  o  	Public infrastructures must be in place, such as electrical and telephone poles, underground pipe systems;

  o  	There must be various safety access routes in case of emergencies such as fire or earthquake;

  o  	Construction must not violate environmental laws in effect; and

  o  	Compliance with certain infrastructure standards.

To date we have not violated any of the above-noted regulations.

We typically obtain all necessary development approvals, complete a satisfactory environmental assessment of the site, secure any necessary financing and complete other due diligence deemed appropriate by us prior to becoming obligated to commence the construction.

Acquisition of Land-Use Rights
------------------------------

The residential home development process in China generally consists of three phases: (1) acquisition of land-use rights; (2) land development and construction; and (3) sale. The development cycles vary depending on the extent of the government approvals required, the size of the development, necessary site preparation, weather conditions and marketing results.

The whole development process for our First Phase is set forth below.

The date enclosed in the parenthesis following each step indicates the date on which such approval was granted.

    1. Signing of a land use rights transfer agreement with the owner of such rights, i.e. Lutuan Village Committee of Beiqijia County, Changping District, Beijing. Said agreement was then submitted to the Beiqijia County Government for approval (September 25, 2001).

    2. Preparation of a 'Proposal of the First Phase of Dahua Low Density Residential Development Subdivision, which, after approval by Beiqijia County Government and Changping District Government, was submitted to the Development and Reconstruction Commission of Beijing Municipal Government for approval
(2001).

    3. Approval of the Proposal by the Development and Reconstruction Commission of Beijing Municipal Government after consultation with Beijing Construction Commission and Planning Commission (June 12, 2002).

    4. Submission of the Proposal by the Land Resources Bureau of Changping District to Beijing National Land Resources Bureau to apply for changing the nature of the proposed construction site from collective-owned land to state-owned land (November 8, 2002).

    5. Signing of a "Land Use Rights Transfer Agreement" with Beijing National Land Resources Bureau and Beijing Housing Administration, making payment of land use fee, and obtaining the "National Land Use Permit" (October 20, 2003).

    6. Submission of a detailed development plan to Beijing Planning Commission to obtain "Development Planning Permit" and "Development Construction Permit" (September 4, 2003 and September 28, 2003).

    7. Upon issuance of the four Permits as set forth above, submission of an application to Beijing National Land Resource Bureau and Beijing Housing Administration for the "Residential Housing Pre-sale Permit"(November 2003 and June 2, 2004).

The above-mentioned Permits are needed for all real estate development projects in Beijing. Upon issuance of the "Residential Housing Pre-sales Permit", we may begin to sell housing units to the public. After signing a purchase agreement with the buyer, the agreement is recorded at the National Land Resource Bureau and Housing Administration of Changping District, Beijing.

Sales and Marketing
-------------------

Our sales and marketing activities are conducted principally through our sales employees. They are paid by base salary, plus sales commission, which is 0.3% of gross sales. We have no single customer that will account for any substantial portion of our sales revenues.

Our residential homes are targeted toward buyers who desire high quality property with many attractive features on which to build luxury homes for use as their primary residences, vacation retreats, retirement residences, or investments. Our target buyers include upper and middle class Chinese citizens and foreign nationals working in Beijing and the surrounding area, such as Shanxi and Hebei provinces, ranging from 30 to 60 years of age, including private entrepreneurs, senior executives, technology elites, college professors and self-employed professionals. The foreign nationals are expatriates of foreign companies based in China. Our strategy for remaining competitive in this market involves building on our reputation of offering quality homes; using our own sales offices and personnel; and offering properties with many appealing features, such as trails, water access, creeks, and attractive views.

We sell our homes through our sales representatives who typically work from sales offices located in the model homes at the development site. Sales representatives assist potential buyers by providing them with basic floor plans, price information, development and construction timetables, preview of model homes and the selection of options. Our sales representatives are trained by us and generally have had prior experience selling new homes in the local market. We also market our homes for sale through direct mailing to identified population of prospective buyers and, to a lesser extent, through other media, including newspapers, television and radio advertising, airplane advertising, product tie-ins, billboards and other signage. From July 2003, the time we started our construction, to September 30, 2005, our advertising expenses were approximately $213,000.

Homes are sometimes sold prior to or during construction using sales contracts which are accompanied by cash deposits. After receiving the Residential Housing Pre-sale Permit issued by the government, we, the developer, are permitted by government authorities to sell the residential units to be built to the public, which is common practice in China. Upon execution of a binding purchase contract between the developer and the buyer, a deposit, ranging from 10% to 20% of the sales price, is required to be made to the developer, which we use to construct our residential units. As of September 30, 2005, we received $6.86 million of buyer deposits.

Our sales are made pursuant to a standard sales contract. Subject to particular contract provisions, we generally permit purchasers to cancel their contractual obligations in the event mortgage approvals are unobtainable within a specified period of time and under certain other circumstances, including rescission rights which may be given under local law. We believe that our cancellation rate is consistent with that generally experienced at other similar home developments, which stands at 5.5%. To date we have two contracts that have been cancelled.

To assist in the marketing of our homes and to limit our liability for certain construction defects, we sell our homes subject to a limited warranty that is provided by our subcontractors. We don't provide any kind of warranty to homebuyers. Our subcontractors are responsible for the cost to repair major structural defects, roofing, internal walls, heating, tiling problems, if any, for a certain period of time, from one to five years. The foregoing repair costs are limited by our subcontractors' policy to the repair, replacement or payment of the reasonable cost of repair or replacement of such warranted items not to exceed an aggregate amount equal to the final sales price of the home covered by the warranty. Once all homes have been constructed and sold, we do not have any post-sale obligations.

Home Buyer Financing and Deed Application
-----------------------------------------

We do not provide financing to prospective homebuyers. Approximately 25% of homebuyers in China currently use their savings or funds from their relatives to pay for the houses they buy. We are permitted to sell our homes before they are built. It usually takes 18 to 24 months from ground breaking to completion, within which the homebuyers make installment payments to the developer. At the time of completion and delivery, the purchase price will have been paid in full. After viewing the model units, the potential buyer usually leaves 10,000 yuan, or $1,200, refundable deposit, upon receipt of which we will hold the unit for that buyer. The potential buyer may withdraw the commitment within two weeks and receive a full refund of said deposit. The parties may also enter into a binding contract, and the buyer is required to make a 10% to 20% down payment at the time of signing. Thereafter, the buyer makes installment payments every 2 to 3 months until the purchase price is paid in full. The actual payment terms vary on a case-by-case basis depending on negotiations.

The majority of homebuyers in China need to finance their homes with mortgage loans from banks. To facilitate their mortgage application, most developers in China, including us, are involved in the buyers' mortgage application process. We first initiate negotiations with a bank to obtain a blanket lending commitment which covers all potential buyers for the homes to be built by us. If a potential buyer needs financing, we conduct a preliminary screening of the buyer's creditworthiness. Then we forward the mortgage applications to the bank for further processing, which usually takes 30 to 60 days. Upon approval of the mortgage extended to each buyer by the bank, the loan proceeds are transferred directly to our bank account, rather than the buyer's. We have not, and will not receive any finder's fees or referral fees from the bank.

It is customary in China that developers may, depending on the type of property, use up to 95% of the loan proceeds so obtained to meet their working capital needs. For low-price housing, setting aside 5% of the proceeds will suffice. Because our Dahua Garden project is considered luxury housing, the bank requires that 10% to 20% of the proceeds be set aside. On our balance sheets, such loan proceeds are treated as customer deposits. We have not taken any measure to safeguard customer deposits because currently Chinese law does not require that such deposits be placed in an escrow or trust account for safeguarding purpose.

The life of a mortgage loan in China can be up to 30 years. Because our Dahua Garden project is considered luxury housing, the maximum life of mortgage loans is 20 years. The mortgage rates, which are flexible in nature, are dictated by the Chinese central government based on prime commercial lending rates from time to time. Due to competition among lending institutions, mortgage rates can be adjusted downward by up to 10%. On October 29, 2004, the rate for mortgages with a term of more than 5 years was raised from 5.04% to 5.31%. On March 17, 2005, the mortgage rate was raised again to 6.12%. Currently, the actual rates range from 5.51% to 6.12%, which are applied to primary residence and second home, respectively.

Unlike the United States, deeds for newly-built homes in China are applied for by the developer with the government, which owns the land. Upon issuance of the deeds, the developer distributes the deeds to individual homeowners. In order to obtain government approval of deeds, the developer must have obtained all requisite permits and licenses and paid all fees and taxes. Before the actual issuance of deeds, the ownership of the real property remains with the developer even if the homes have already been sold. Generally, the developer will wait until all homes are completed to apply for the deeds in a blanket application, which takes approximately 40 to 60 days. Before the issuance of deeds, the title to the homes legally remains with the developer. As a result, we have not generated any revenue even though the homes have already been sold. As of September 30, 2005, we have sold 28 units out of the 76 units. However, no revenues were recognized until December 2005 when possession was taken by the homebuyers, and we were released from our guarantees to the financing bank.

Regulation
----------

Real estate development is a highly regulated industry in China, and we are subject to extensive local, district, municipal and national rules and regulations regarding permitting, zoning, subdivision, utilities and water quality. Regulation is carried on by municipal, district, and national authorities, of which the municipal and district governments have the greatest regulatory impact. The City of Beijing, in which we operate, has been adopting increasingly restrictive regulations associated with development activities, including the adoption of more restrictive ordinances, greater emphasis on land use planning, pressure to increase the number of low density residential developments, and heightened public concern aimed at limiting development as a means to control growth. Such regulation may delay development of our properties and result in higher developmental and administrative costs.

To engage in the business of real estate development and sale of residential units in Beijing, China, certain government approval is required. We have obtained all necessary licenses and permits, which include (i) State-Owned Land Using License issued by Beijing Land Resources and Residential Housing Management Bureau; (ii) Constructive Lands Planning License issued by Beijing Planning Committee; (iii) Constructive Project Construction License issued by Beijing Construction Committee; (iv) Constructive Project Planning License issued by Beijing Planning Committee; and (v) Commercial Residential House Pre-Sales License issued by Beijing Land Resources Bureau and Building Management Bureau.

To date, we are in material compliance with these laws and regulations.

Environmental Matters
---------------------

We are subject to China's national and local environmental protection laws. These laws could hold us liable for the costs of removal and remedy of certain hazardous substances or wastes released on our property regardless of whether we were responsible for the presence of hazardous substances. The presence of hazardous substances, or the failure to properly remedy them, may have a material adverse effect on our results of operations and financial condition. As of the date of this prospectus, we are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with our property and operations. To date, we have not incurred any costs in complying with environmental laws and regulations. We believe that we are in material compliance with these laws and regulations.

Patents and Trademarks
----------------------

We do not own any patents or trademarks.

Product Research and Development
--------------------------------

To date we have not conducted any product research and development. We do not plan to conduct any product research and development activities in the next twelve months.

Employees
---------

We currently have 22 full-time employees. We expect that there will be no significant changes in the number of employees in the coming twelve months. None of our employees is represented by trade unions. We consider our employee relations to be satisfactory.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We were incorporated on March 8, 2002 in the State of Delaware under the name of Norton Industries Corp. ("Norton") as a blank check company for the purpose of either merging with or acquiring an operating company with operating history and assets. From March 8, 2002 to January 30, 2005, Norton had conducted virtually no business other than organizational matters and the filings of periodic reports with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended.

On January 30, 2005, Norton entered into a share exchange agreement, by which Norton acquired all of the capital shares of Bauer Invest Inc. Bauer is a holding company, which conducts its business through its 80% owned subsidiary Beijing Dahua Real Estate Development, Ltd., an operating company organized in China ("Dahua Real Estate"). As a result of this transaction, Bauer became our wholly owned subsidiary. This transaction was accounted for as a recapitalization, rather than a business combination. Under accounting principles generally accepted in the United States of America, after completion of this transaction, we will file prior historical financial information of Bauer and its subsidiaries, on a stand-alone basis, for two years prior to the acquisition. Our continuing operations will reflect the consolidated operations of Dahua and its subsidiaries.

Dahua Real Estate was incorporated on September 24, 2001 to engage in the development, construction, and sale of luxury single-family housing units. Norton and Bauer were non-operating shell companies, respectively, and incurred minimal costs to acquire Bauer or Dahua Real Estate, and therefore there was no need for adjustments for any costs incurred by Norton or Bauer to be "pushed down" in the accounts of Norton, Bauer or Dahua Real Estate. Dahua Real Estate did not incur any other costs which were required to be "pushed down" for the completion of the transactions.

We, through our subsidiary Beijing Dahua Real Estate Development Ltd., are engaged in the business of development, construction and sale of luxury residential single-family homes in Beijing, China. In July 2003, we began to develop our first real estate project, Dahua Garden (the "First Phase"), which consists of 76 luxury residential units, all of which are single-family houses ranging from approximately 2,000 to 5,000 square feet, each with 3 - 4 bedrooms. The construction site is located at the northern skirt of Beijing, China. The construction began in July 2003 and was completed in December 2005. As of the date of this prospectus, we have sold 34 units out of 76 housing units.

Our sales are made pursuant to a standard sales contract. Subject to particular contract provisions, we generally permit purchasers to cancel their contractual obligations in the event mortgage approvals are unobtainable within a specified period of time and under certain other circumstances, including rescission rights which may be given under local law. In 2004, we pre-sold 30 units, which included 11 units that purchasers had put down certain amounts of deposits (from $1,200 to $3,600) without signing formal purchase contacts. In the end, the purchasers of those 11 units, plus two purchasers who had signed formal purchase contracts, chose not to purchase our units. The deposits were returned. Although we believe that our cancellation rate is consistent with that generally experienced at other similar home developments, which stands at 5.5%, the possibility of purchasers, even though they have put down certain amount of deposit, turn out choosing not to purchase our housing units create an uncertainty and risk to our results of operations.

Plan of Operations
------------------

For the next 12 months, we plan to do the following.

(1) To date, we have made the full payment to the government, which amounts to approximately RMB20,000,000 for the acquisition of land use rights. We are applying for deeds for our newly built homes with the government. Upon receipt of the deeds, we will distribute the deeds to individual homeowners. We expect to complete this process by June of 2006.

(2) As of the date of this prospectus, we have pre-sold 34 units out of the 76 housing units. For the next 12 months, we will continue to sell them to the public. At present, we don't know when the remaining 42 luxury housing units can be sold, although we expect that they can be sold out by the end of July 2006. There is no significant amount of budget required.

(3) We are currently in the process of applying with Beijing municipal and Changping district government agencies for the requisite licenses, permits, and approvals in order to start the Second Phase of Dahua Garden, which will include 250 units of luxury single-family houses located in Chanping District, Beijing, China, on an approximately 267,000 square-meter site with a community clubhouse, creeks, ponds, and professionally manicured gardens and landscape. Each will be 3,000 to 5,000 square feet in size to be sold for 4.5 to 6 million yuan, or approximately $550,000 to $720,000. We will serve as the sole developer of the project, including construction and sales. The Second Phase is not contingent upon our successful completion of the First Phase. As of the date of this prospectus, the status of the Company's applications for permits, licenses and approvals is set forth below:

    (i) We have entered into an agreement with the land owner, the Village Committee of Lutuan Village, Beiqijia Township, North Changping District, which has been approved by the government of Beiqijia Township;

    (ii) Upon receipt of such approval, we have submitted a proposal for the Second Phase development to the Development and Reconstruction Commission of Changping District, which, in turn, submitted the proposal to the Development and Reconstruction Commission of Beijing Municipal government;

    (iii) Upon receipt of the proposal, the Development and Reconstruction Commission of Beijing sent a letter to the Urban Planning Commission of Beijing for its opinion, which it is reviewing; and

    (iv) We are currently applying with the National Land Resource Bureau and Housing Administration Bureau of Beijing Municipality for the initial development rights and land use rights of the Second Phase development.

In addition to the above permits and approvals, we also need to obtain a permit to commence construction by Beijing Municipal Construction Commission. We expect to obtain this permit by the end of June 2006. There is no assurance that said permit will be issued within the timeframe anticipated. There is no significant amount of budget required.

(4) After we obtain all necessary permits and approvals, we plan to begin our construction of 250 units of luxury single-family homes. We plan to begin our Second Phase of Dahua Garden in August 2006. The construction will take up to 18 to 20 months to complete, and we expect to commence sales in the end of 2008.
It is estimated that approximately $60.5 million is needed to complete the project.


Results of Operations
---------------------

Three Months Ended September 30, 2005 and 2004
----------------------------------------------

Revenues

We began our first construction project of the development of real estate residential single-family homes in July 2003. The project was not completed until December 20, 2005. Because the homes have not been legally delivered to the homebuyers, all funds received from the pre-sold units (28 units as of September 30, 2005) and installment payments are recorded as customer deposits until physical delivery and release of any Company's guarantees to the financing bank. Accordingly, no revenue has been recognized for the three months ended September 30, 2005 and 2004.

Operating Expenses

For the three months ended September 30, 2005, our operating expenses decreased by 55.9% to $59,930 from $135,851 in the prior year, mainly due to the substantial completion of our first construction project. Many expense items, such as advertising and marketing, payroll and other general and administrative expenses were also substantially reduced.

Net Loss

For the three months ended September 30, 2005, we had net loss of $47,499, or $0.00 per share, compared with net loss of $108,218, or $0.01 per share, for the same period of the prior year.

Nine Months Ended September 30, 2005 and 2004
---------------------------------------------

Revenues

We began our first construction project of the development of real estate residential single-family homes in July 2003. The project was not completed until December 20, 2005. Because the homes have not been legally delivered to the buyers, all funds received from the pre-sold units (28 units as of September 30, 2005) and installment payments are recorded as customer deposits until physical delivery and release of any Company's guarantees to the financing bank. Accordingly, no revenue has been recognized for the nine months ended September 30, 2005 and 2004.

Operating Expenses

For the nine months ended September 30, 2005, our operating expenses decreased by 21.2% to $321,182 from $407,550 in the prior year, mainly due to the substantial completion of our first construction project in December 2004. Accordingly, many expense items, such as advertising and marketing, payroll and other general and administrative expenses were substantially reduced.

Net Loss

For the nine months ended September 30, 2005, we had net loss of $255,234, or $0.01 per share, compared with net loss of $324,651, or $0.01 per share, for the same period of the prior year.

Liquidity and Capital Resources
-------------------------------

Since inception, our operations have been primarily funded by equity capital, unsecured short-term loans from Dahua Project Management Group ("Dahua Group"), our affiliate, and customer deposits that we received from our pre-sale of housing units.

After receiving the Residential Housing Pre-sale Permit issued by the government, we are permitted to sell the residential units to be built to the public, which is common practice in China. Upon execution of a binding purchase contract between the developer and a homebuyer, a deposit and installment payments are required to be made to the developer, which we use to construct our residential housing units. As of September 30, 2005, we received $6.86 million of customer deposits on the First Phase of Dahua Garden.

We also borrow from time to time based on a verbal line of credit agreement from Dahua Group, our affiliate. There was no written line of credit agreement until June 20, 2005, to recapture the credit arrangement. The funds so borrowed are unsecured and there is no upper limit on the amount of money that we can borrow as long as there are funds available and we need it. The money we borrow under this arrangement bears interest at an annual rate of 6%, repayable within 30 days upon demand by lender. As of September 30, 2005, the unsecured short-term loans provided by Dahua Group were $5.40 million, including accrued interest.

On May 12, 2005, Beijing Dahua Real Estate Development, Ltd, our operating subsidiary, increased its registered capital, in which Dahua increased its investment by $2,265,100 and the minority shareholder increased its investment by $566,265. Dahua Group advanced funds to us to allow for the increase in investment. On September 21, 2005, we issued 4,750,000 shares to Dahua Group at the price of $0.478 per share in exchange for the short-term loans Dahua Group provided. At the same time, according to the Shares Exchange Agreement signed on January 30, 2005, it is our responsibility to maintain the ownership percentage held by Comp Hotel International Ltd. ("Comp Hotel") and Waywood Investments Ltd. ("Waywood"). In this regard, we issued 212,500 shares and 37,500 shares to Comp Hotel and Waywood, respectively. There was no cash inflow from this issuance. After the capital increase, the subsidiary's registered capital is $4,036,145, of which we, through Bauer, hold 80% of the shares of Dahua Real Estate.

For the nine months ended September 30, 2005, our operating activities used $2.80 million of net cash, largely used to prepay construction costs of $2.97 million. For the nine months ended September 30, 2005, we had no investing activities other than purchasing $1,307 of office equipment. For the same period, the financing activities provided us with $2.54 million of net cash, which includes borrowings from our related party ($2.07 million) and investment by our subsidiary's minority shareholder ($0.57 million).

As of the date of this prospectus, the First Phase of Dahua Garden has been completed. We are currently applying with Beijing municipal and Changping district governmental agencies for all the requisite licenses, permits, and approvals to start our Second Phase of Dahua Garden. It is estimated that approximately $60.5 million is needed to complete the Second Phase. In addition to customer deposits, short-term loans (line of credit) from Dahua Group, the proceeds generated from sale of the First Phase will also be used to finance the Second Phase development. There are no material commitments for capital expenditures.

While there can be no assurance that we will have sufficient funds over the next twelve months, we believe that funds generated from the sale of our First Phase of Dahua Garden housing units, purchaser deposits from pre-sale contracts, and the line of credit provided by our affiliate, Dahua Group, will be adequate to meet our anticipated operating expenses, capital expenditure and debt obligations for at least the next twelve months. Nevertheless, our continuing operating and investing activities may require us to obtain additional sources of financing. In that case, we may seek financing from institutional investors, banks, or other sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

Off-balance sheet arrangements
------------------------------

We have entered into an agreement with a bank that extended mortgage loans to buyers of our residential units, whereby we agree to provide a certain limited guarantee, which covers the risk before the conveyance of title upon closing.

We are required to deposit a certain amount of funds into a special account with the bank. At September 30, 2005, the balance of this special account was $296,433.

Critical Accounting Policies and Estimates
------------------------------------------

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, which are based on our historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that revenue recognition is one of our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition
-------------------

We follow the provisions of the SEC Staff Accounting Bulletin 104, "Revenue Recognition" for revenue recognition. Under Staff Accounting Bulletin 104, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured.

We recognize revenue from the sale of our residential homes when persuasive evidence of an arrangement exists, the homes are delivered to the buyers under the terms of the arrangement, the price is fixed or determinable, the payment has been received, and we are released from any corresponding guarantee to the financing bank.

Inventory Valuation and Related Prepaid Construction Costs
----------------------------------------------------------

The inventories are valued at cost based on the level of completion. No provision for potential obsolete inventory has been made. Prepaid construction costs consist of payment to our subcontractors before they provide us services. Prepaid construction costs are converted into inventory when the subcontractors finish their work.

At each balance sheet date, we review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating units) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.


                          DESCRIPTION OF PROPERTY

We do not own any real estate properties other than the residential units we develop for sale. Our executive offices are located in an office complex of approximately 2,000 square feet at Level 19, Building C, Tianchuangshiyuan, Huizhongbeili, Chaoyang District, Beijing, China, 100012. This office space is provided by Beijing Guohong Dahua Economic Research Center, a member of the Dahua Group. We have contracted with Beijing Guohong Dahua Economic Research Center to provide administrative and management services. Included in those services are the payment of officer salaries and provision of office space and other shared costs and services. We accrued $145,103 for each year ending December 31, 2004 and 2003 into short- term loans due to related parties for payment of the services. We believe that these facilities are adequate for our current and anticipated needs.

Investment Policies
-------------------

To date, we have no established policy with respect to investments on real estate or interests in real estate. However, we intend that substantially all of our investments will be residential luxurious single-family houses. The purpose of such investments will primarily be generating sales revenues. There are no limitations on the percentage of assets which may be invested in any one investment or type of investment. Our Board of Directors may set such policy without a vote of our shareholders. We will not invest in real estate mortgages, and we will not invest in securities of or interests in real estate investment trusts, partnership interests, or other persons primarily engaged in real estate activities.

We do not plan to limit the geographical area in which we may invest, but we expect that all of our investments will be made in metropolitan Beijing, China. We have no current plans to form a joint venture or other arrangements with third parties to engage in real estate development.

We may finance our investments through both public and private secured and unsecured debt offerings, as well as public and private placements of our equity securities. The equity securities may include both common and preferred equity issues. There are currently no restrictions on the amount of debt that we may incur. Since inception, our operating activities have been mainly financed by equity capital, unsecured line of credit provided by Dahua Group, our affiliate, and purchaser deposits received from our pre-sale of the First Phase units of Dahua Garden.

Description of Real Estate and Operating Data
---------------------------------------------

Our only real estate project currently being developed is the First Phase of Dahua Garden, which is located in the northern suburban areas of Beijing, China, approximately 20 kilometers from the downtown of Beijing. It consists of 76 luxurious residential units, each ranging from 2,000 to 5,000 square feet in size with 3 to 4 bedrooms. The residential units are constructed on a piece of land of approximately 30 acres. The construction of all of the units has been completed and they are being sold to the public. As the developer, we do not have title to the land, the use of which is licensed from the Chinese government for a period of 70 years expiring on April 27, 2073, but we own all the residential units constructed thereon. There are no material mortgages, liens or other encumbrances against the land or residential units. Upon conveyance of title to the residential units to the buyer, the land use rights will be passed to the buyer.

The Second Phase of Dahua Garden development includes 250 homes located on a 267,000 square meter site with community clubhouse, creeks, ponds, and professionally manicured gardens and landscape. We are currently applying with the Beijing municipal and local governmental authorities for all the requisite licenses, permits, and approvals.


            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Transactions with Officers and Directors
----------------------------------------

As a shareholder of Bauer Invest Inc., Yonglin Du, our Chairman of the Board of Directors and Chief Executive Officer received 1,520,000 shares of our common stock as result of our reverse acquisition of Bauer on January 30, 2005. On September 21, 2005, as a result of the registered capital increase of Dahua Real Estate, Yonglin Du, received an additional 380,000 shares of our common stock. Please see "Recent Sales of Unregistered Securities" for more detailed information. The number of shares Mr. Du received in both events was on pro rata basis, i.e., the number of shares he received is proportionate to the number of shares he owned in Bauer.

Transactions with Promoters
---------------------------

Prior to the reverse merger on January 30, 2005, Comp Hotel International Ltd. ("Comp Hotel") and Waywood Investment Ltd. ("Waywood") collectively owned 100% of capital stock of our predecessor, Norton Industries Corp. On January 30, 2005, Comp Hotel and Waywood entered into a share exchange agreement with Bauer Invest Inc., a British Virgin Islands corporation ("Bauer"), pursuant to which Comp Hotel and Waywood sold all outstanding capital shares, or 5,000,000 shares of common stock of Norton, to Bauer in exchange for $100,000 in cash and 5% of the post-acquisition shares. As a result, Waywood and Comp Hotel received 150,000 and 850,000 shares, respectively, of our common stock. The numbers of shares they received were proportionate to the respective numbers of shares they originally owned in Norton Industries Corp.

Waywood Investment Ltd. ("Waywood") is the sole promoter of our predecessor, Norton Industries Corp ("Norton"). Waywood is a small business consulting firm incorporated in the British Virgin Islands. Jianjun Zhang is the sole shareholder of Waywood. From inception of Norton until the reverse merger of Norton on January 30, 2005, Mr. Zhang was the sole director and executive officer of Norton. On February 26, 2003, Waywood entered into a stock purchase agreement with Comp Hotel International Ltd., a British Virgin Islands corporation ("Comp Hotel"), pursuant to which Comp Hotel acquired 4,250,000 shares, or 85%, of Norton's common stock from Waywood in exchange for $42,500 in cash. Comp Hotel is a travel-related service provider operating in Hong Kong, and is controlled by South Sea Petroleum Holdings Limited, a Hong Kong corporation, whose principal business is the exploration and production of crude oil in Indonesia. Immediately prior to the date of reverse merger between Bauer Invest and Norton Industries Corp., Comp Hotel, owned 85%, and Waywood owned 15%, of Norton's issued and outstanding shares, respectively.

In connection with issuance of additional common shares as a result of capital increase in our subsidiary, pursuant to a no-dilution clause of the Share Exchange Agreement dated January 30, 2005, on September 21, 2005, we issued 212,500 and 37,500 shares of our common stock to Comp Hotel and Waywood, respectively.

Related Party Loans
-------------------

Set forth below is a chart of all related party loans (lines of credit) extended to us as of September 30, 2005:


             Party                      Current Loan Balance        Date
-----------------------------------    ---------------------   ---------------
Dahua Project Management Group            $     3,545,844       October 2001
Dahua Designation Institute                       556,105       September 2003
Beijing Dahua Guohong Invest Inc.                  67,968       November 2002
Beijing Guohong Dahua Economic Research Center    484,429       September 2002
Beijing Dahua Bidding Agency                      321,305       November 2004
Donghui Du                                         52,213       December 2001
Beijing Hua'an International
 Detector Technology Co.,                          10,566
-------------------------------------------------------------------------------
                Total                      $    5,038,430

All the related parties set forth above are parties in which Mr. Yonglin Du, our president and CEO, holds an executive position. Donghui Du is Mr. Yongling Du's son.

We entered a written loan agreement with Dahua Project Management Group. Please see Exhibit 10. 6. All other loans or lines of credit are extended based on verbal agreements. All the loans so borrowed are unsecured. The money we borrow from them bears interest at an annual rate of 6%, then prevailing market rate, repayable within 30 days upon demand by lender.

Transaction With Guohong Dahua Economic Research Center
-------------------------------------------------------

For the past two years, we have contracted with Beijing Guohong Dahua Economic

Research Center, a related party, to provide us with administrative and management services. Included in those services are the payment of officer salaries and provision of office space and other shared costs and services.
We accrued $145,103 for each year ending December 31, 2004 and 2003 into short-term loans due to related parties for payment of the services. The agreements were filed as Exhibits 10.7 and 10.8.


          MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


Market Information
------------------

There is no public trading market for our common stock.

Holders
-------

As of March 2, 2006, there were 110 holders of record for our common shares. We have only one class of stock outstanding.

Stock Options, Warrants and Convertible Securities
--------------------------------------------------

We have not granted any stock options or warrants to purchase shares of our common stock, and we have not issued and do not have any securities outstanding that may be converted into our common shares or have any rights convertible or exchangeable into shares of our common stock.

Dividends
---------

We have not paid any dividends since our incorporation and do not anticipate paying dividends in the foreseeable future. We intend to retain future earnings, if any, to fund the expansion and growth of our business.

There are no restrictions in our Articles of Incorporation or Bylaws that prevent us from declaring dividends. The Delaware Revised Statutes, however, do prohibit us from declaring dividends, after giving effect to the distribution of the dividend if: (i) we would not be able to pay our debts as they become due in the usual course of business; or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

Securities Authorized for Issuance under Equity Compensation Plans
-----------------------------------------------------------------

We do not have any compensation plan under which equity securities are authorized for issuance.

Future Sales by Existing Shareholders
-------------------------------------

As of the date of this prospectus, there are 25,000,000 shares of common stock issued and outstanding, all of which are "restricted securities", as that term is defined under Rule 144 of the Securities Act of 1933. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition, except the shares held by Waywood Investments Ltd. (150,000 shares) and Comp Hotel International Ltd (850,000 shares). The SEC is of the opinion that Rule 144 is not available for resale transactions for securities issued by a blank check company, like Norton, and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Furthermore, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act when reselling the securities of a blank check company. The SEC also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of Rule 144.

A total of 19,000,000 shares were issued, on January 30, 2005, to 108 shareholders of Bauer Invest Inc. on a pro rata basis. The number of shares received by each person is proportionate to the number of shares he/she originally owned in Bauer. The above-mentioned shares were issued pursuant to Regulation S of the Securities Act of 1933, as amended. These shares can be sold under Rule 144 resale restrictions.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.

We do not have any securities that are convertible into common stock. We have not registered any shares for sale by selling shareholders under the Securities Act other than as disclosed in this prospectus.


                          EXECUTIVE COMPENSATION

We have contracted with Beijing Guohong Dahua Economic Research Center, a related party, to provide administrative and management services. Included in those services are the payment of officer salaries and provision of office space and other shared costs and services. We accrued $145,103 for each year ending December 31, 2004 and 2003 into short-term loans due to related parties for payment of the services.

Summary Compensation Table
---------------------------

                             SUMMARY COMPENSATION TABLE

                                                                    Long Term Compensation
----------------------------------------------------------  -------------------------------------------------------
                Annual Compensation                                        Awards           Payouts
----------------------------------------------------------  ---------------------------  ------------ -------------
                                                                             Securities
Name and                                    Other Annual      Restricted     Underlying
Principal               Salary      Bonus   Compensation         Stock        Options/       LTIP      All Other
Position       Year      ($)         ($)         ($)          Awards ($)        SARS        Payouts   Compensation
----------------------------------------------------------- -------------------------------------------------------
Yonglin Du
CEO and        2004     24,145        -           -               -               -            -             -
President      2003     24,145        -           -               -               -            -             -

Hua Meng       2004      7,250        -           -               -               -            -             -
CFO            2003      7,250        -           -               -               -            -             -
-------------------------------------------------------------------------------------------------------------------


(i)  	The annual salaries paid Mr. Du were 200,000 yuan, or approximately
$24,145, and Ms. Meng 60,000 yuan, or approximately $7,250, respectively.

Option/SAR Grants
-----------------

We do not currently have a stock option plan. No stock options have been granted or exercised by any of the officers or directors since we were founded.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values
---------------------------------------------------------------------

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Long-Term Incentive Plans and Awards
------------------------------------

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

Compensation of Directors
-------------------------

The members of the Board of Directors are not compensated by us for their service as members of the Board of Directors, but may be reimbursed for reasonable expenses incurred in connection with attendance of meetings of the board of directors. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements
-------------------------------------------------------------------------------

We have not entered employment agreements with our executive officers. There are no compensatory plans or arrangements, including payments to be received from us, with respect to a named executive officer, if such plan or arrangement would result from the resignation, retirement or any other termination of such executive officer's employment with us or form a change-in-control of us or a change in the named executive officer's responsibilities following a change-in-control.


         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                             FINANCIAL DISCLOSURE

On or about January 1, 2006, Child, Sullivan & Company, our principal accountant, changed its accounting practice from a corporation to a professional limited liability company named Child, Van Wagoner & Bradshaw, PLLC. As this is viewed as a separate legal entity, we dismissed Child, Sullivan & Company as principal accountant and engaged Child, Van Wagoner & Bradshaw, PLLC, as our principal accountant for our fiscal year ending December 31, 2005 and the interim periods for 2005 and 2006. The decision to change principal accountants was ratified by our Board of Directors.

None of the reports of Child, Sullivan & Company, on our financial statements for either of the past two years or subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between us and Child, Sullivan & Company, for the previous two fiscal years and interim period up to the date of dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Child, Sullivan & Company, would have caused them to make reference to the subject matter of the disagreement in connection with its report. Further, Child, Sullivan & Company has not advised us that: 1) internal controls necessary to develop reliable financial statements did not exist; or 2) information has come to the attention of Child, Sullivan & Company which made it unwilling to rely upon management's representations, or made it unwilling to be associated with the financial statements prepared by management; or 3) the scope of the audit should be expanded significantly, or information has come to the attention of Child, Sullivan & Company that they have concluded will, or if further investigated might, materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal year ended December 31, 2005.

As a result of our acquisition of Bauer Invest Inc., we dismissed Stan J. H. Lee, CPA, a member firm of DMHD Hamilton Clark & Co., as our independent public accountant, and engaged Child, Sullivan & Company, the auditors of Bauer, as our certifying accountants. Since September 2004, Bauer has engaged Child, Sullivan & Company as its independent public accountants. The decision to dismiss Stan J.H. Lee, CPA and appoint Child, Sullivan & Company was approved by our whole Board of Directors.

Stan J.H. Lee, CPA served as the independent public accountants of our predecessor, Norton Industries Corp., for the period from March 8, 2002 (inception) to October 2003, when Stan J. H. Lee, CPA became unqualified because he did not register with the Public Company Accounting Oversight Board ("PCAOB") as required by the Sarbanes - Oxley Act of 2002 (the "Act"). Pursuant to the Act, accounting firms that are not registered with PCAOB are prohibited from preparing or issuing audit reports on U.S. public companies and from participating in such audits.

During the period as our independent public accountant, Stan J. H. Lee, CPA, issued a report for the period from March 8, 2002 (date of inception) to December 31, 2002. Stan J. H. Lee's report did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle, except that the report of Stan J. H. Lee for such period indicated conditions which raised substantial doubt about our ability to continue as a going concern.

During the period from March 8, 2002, to October 2003, there were no disagreements between us and Stan J.H. Lee, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Stan J.H. Lee, CPA would have caused Stan J.H. Lee, CPA to make reference to the matter of the disagreement(s) in connection with its reports. In addition, during the period from March 8, 2002 to October 2003, there were no reportable events as that term is described in Item 304(a)(1)(iv) of Regulation S-B.

At no time prior to January 30, 2005, did we (or anyone on behalf of us) consult with Child, Sullivan & Company on matters regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or (ii) any matter that was the subject of a disagreement with Stan J.H. Lee, CPA or a reportable event, as defined in Item 304(a)(2) of Regulation S-B.


                           ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with those regulations, we file periodic reports, and other information with the Securities and Exchange Commission. Our reports and other information can be inspected and copied at the public reference facilities maintained by the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operations of the Public Reference Room by calling the SEC at (800) SEC-0330. Information also is available electronically on the Internet at http://www.sec.gov.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all documents which are incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests for such documents should be directed to Dahua Inc., c/o 80 Wall Street, Suite 818, New York, NY 10005. Telephone requests may be directed to us at (212) 809-1200.

We intend to furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year.

                               FINANCIAL STATEMENTS




                                     DAHUA INC.

Unaudited Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2005

Consolidated Balance Sheet as of September 30, 2005 (restated)

Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months ended September 30, 2005 and 2004

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2004

Notes to the Consolidated Financial Statements


                                     DAHUA INC.

Consolidated Financial Statements For the Years Ended December 31, 2004
and 2003

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Operations for the Years Ended December 31, 2004
 and 2003

Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
 2004 and 2003

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004
 and 2003

Notes to the Consolidated Financial Statements

                                    DAHUA INC.
                       Consolidated Balance Sheet (Unaudited)
                                  (Restated)
                           As of September 30, 2005


                                    ASSETS
Current Assets:
Cash and cash equivalents.........................................    $          282,323
Inventory (note 4) ...............................................             9,918,610
Prepaid construction costs (note 7)...............................             4,807,795
                                                                      -------------------
  Total current assets............................................            15,008,728

Property, Plant, & Equipment:
Computer equipment................................................                 3,526
Office equipment..................................................                44,420
Telephones........................................................                 1,048
Vehicles..........................................................                11,751
                                                                      -------------------
  Total Property, Plant, & Equipment..............................                60,745
    Accumulated depreciation......................................              (24,978)
                                                                      -------------------
  Net property, plant and equipment...............................                35,767

Due from related parties..........................................                63,498
                                                                      -------------------
Total Assets......................................................     $      15,107,993
                                                                      ===================

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable..................................................     $               -
Customer deposits (note 6)........................................             6,862,592
Short-term loans - related parties (note 5).......................             5,038,430
Accrued interest - short-term loans, related parties..............               359,781
Other accruals....................................................                36,943
                                                                      ------------------
  Total Current Liabilities.......................................            12,297,746

Minority interest in subsidiary...................................               582,475

Stockholders' Equity:

Preferred stock: par value $.0001, 20,000,000 shares authorized;
  none issued and outstanding.....................................                    -

Common stock: par value $.0001; 80,000,000 shares authorized;
  25,000,000 shares issued and outstanding........................                2,500

Additional paid-in capital (note 8)...............................            3,132,451
Accumulated deficit...............................................            (962,552)
Accumulated other comprehensive income............................               55,373
                                                                      -----------------
Total stockholders' equity........................................            2,227,772
                                                                      -----------------

Total Liabilities and Stockholders' Equity........................    $      15,107,993
                                                                      =================



        See accompanying notes to unaudited consolidated financial statements












                                 DAHUA, INC.
    Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
                                  (Restated)



                                                 Nine months ended        Three months ended
                                                    September 30             September 30
                                               -----------------------  -----------------------
                                                 2005         2004          2005        2004
                                               -----------  ----------  ----------- -----------
Revenues
Sales revenues..........................       $         -  $        -   $        -  $        -
Cost of goods sold......................                 -           -            -           -
                                               -----------  ----------  ----------- -----------
Gross Profit............................                 -           -            -           -

Expenses
  Advertising...........................            66,176      91,901        5,232      30,634
  Depreciation..........................             5,150       6,861        1,734       2,287
  Payroll expense.......................            47,838      97,967       16,731      32,656
  Other general and administrative......           202,018     210,821       36,233      70,274
                                               ------------ ----------- -----------  ----------
Total expenses..........................           321,182     407,550       59,930     135,851
                                               ------------ -----------  ----------  ----------

Net loss from operations................         (321,182)   (407,550)     (59,930)   (135,851)

Other Income
 Interest income........................            2,139       1,736          556          578
                                               ----------- -----------   ----------  ----------
Total other income......................            2,139       1,736          556          578
                                               ----------- -----------   ----------  ----------

Net loss before taxes and minority interest     (319,043)    (405,814)     (59,374)   (135,273)

Provision for income taxes..............                -            -            -           -
                                               ----------  -----------   ----------  ----------

Net loss before minority interest.......        (319,043)    (405,814)     (59,374)   (135,273)

Minority interest in subsidiary gain (loss)        63,809       81,163       11,875      27,055
                                               ----------  -----------   ----------  ----------

Net loss................................     $  (255,234)  $ (324,651)   $ (47,499)  $(108,218)
                                             ============  ===========   ==========  ==========

Foreign currency translation adjustment.          55,373            -       55,373           -
                                             ------------  ----------    ---------  -----------

Comprehensive income (loss).............     $ (199,861)   $(324,651)    $   7,874   $(108,218)
                                             ===========   ==========    ==========  ==========

Basic and diluted income per share......     $    (0.01)   $   (0.01)    $    0.00   $   (0.01)
                                             ===========   ==========    ==========  ==========

Weighted average common shares outstanding    20,164,835   20,000,000   20,489,130   20,000,000
                                             ===========  ===========   ===========  ==========



           See accompanying notes to unaudited consolidated financial statements








                                      DAHUA, INC.
                     Consolidated Statements of Cash Flows (Unaudited)
                                      (Restated)


                                                         Nine months ended September 30,
                                                       ------------------------------------
                                                              2005               2004
                                                       ------------------- ----------------
Cash Flows from Operating Activities:
Net loss.........................................      $       (255,234)    $     (324,651)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation...................................                  5,150              6,861
  Provision for allowance on accounts receivable.                      -             32,795
  Minority interest..............................               (63,809)           (81,163)
Changes in operating assets and liabilities:
  Inventory......................................            (1,468,561)        (2,750,896)
  Prepaid construction costs.....................            (2,972,398)            184,000
  Loan receivable................................                      -             22,848
  Due from related parties.......................               (13,459)                  -
  Accounts payable...............................               (25,393)          (183,313)
  Customer deposits..............................              1,883,935          3,683,742
  Accrued interest...............................                100,382                  -
  Other accruals.................................                  4,834            (5,032)
                                                        ----------------    ----------------
    Net cash provided by (used in) operating activities      (2,804,553)            585,191

Cash Flows from Investing Activities:
 Purchase of property, plant and equipment.......                (1,307)            (2,185)
                                                        ----------------     ---------------
    Net cash used in investing activities........                (1,307)            (2,185)

Cash Flows from Financing Activities:
 Purchase and cancellation of treasury stock.....              (100,000)                  -
 Net proceeds from loans payable, related party..              2,074,251          (116,773)
 Investment in subsidiary by minority owner......                566,265                  -
                                                         ---------------     ---------------
    Net cash provided by (used in) financing activities        2,540,516          (116,773)
                                                         ---------------     ---------------

Effect of rate changes on cash...................                 72,883                  -
                                                         ---------------     ---------------
Increase (decrease) in cash and cash equivalents.              (192,461)            466,233

Cash and cash equivalents, beginning of period...                474,784            104,699
                                                         ---------------     ---------------
Cash and cash equivalents, end of period.........        $       282,323      $     570,932
                                                         ===============     ===============

Supplemental disclosure of cash flow information:

  Interest paid in cash..........................         $            -      $           -
                                                          ==============     ==============
  Income taxes paid in cash......................         $            -      $           -
                                                          ==============     ==============



           See accompanying notes to unaudited consolidated financial statements



                                 DAHUA INC.
               NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and item 310 of Regulation SB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The accounts of the Company and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Form 10-KSB for the year ended December 31, 2004.

1.  Nature of operations

Dahua, Inc. (Dahua) was incorporated on March 8, 2002 in the State of Delaware as Norton Industries Corp. The name was changed to Dahua, Inc. on February 7, 2005 as result of a reverse acquisition in which Norton acquired all capital shares of Bauer Invest Inc. ("Bauer"). The acquisition was accounted for as a reverse merger, as the post acquisition owners and control persons of Dahua are substantially the same as the pre acquisition owners and control persons of Bauer.

Bauer Invest Inc. was incorporated on December 10, 2003, under the laws of the Territory of the British Virgin Islands (BVI). Bauer has had no operations other than the acquisition of 80% of Beijing Dahua Real Estate Development, Ltd. (Subsidiary) on May 25, 2004. The Subsidiary is a corporation established on September 24, 2001 in the People's Republic of China (PRC). The acquisition was accounted for as a reverse merger, as the post acquisition owners and control persons of Bauer are substantially the same as the pre acquisition owners and control persons of the subsidiary. These financial statements are essentially those of the Subsidiary with a recapitalization to show the effects due to the reverse mergers. The consolidated entity is hereafter referred to as "the Company".

The Company engages in the development of real estate and the sale of commodity housing. The Company has been in the process of acquiring and developing land and housing for sale, and is now prepared for sales of those items to begin.

2.  Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). This basis differs from that used in the statutory accounts of the Company, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP.

3.  Summary of Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company's business.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. The Company had no trade accounts receivable during the periods presented.

Inventories

Inventories consist primarily of land acquisition and development costs, engineering, infrastructure, capitalized interest, and construction work-in-progress costs. The inventories are valued at cost based on the level of completion. No provision for potential obsolete inventory has been made.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation, which is computed using the straight-line method over the useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Property and equipment are depreciated over their estimated useful lives as follows:

      Computer equipment       3 years
      Office equipment         7 years
      Vehicles                 7 years

Depreciation expense for the nine-month periods ended September 30, 2005 and 2004 was $5,150 and $6,861, respectively.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

Revenue Recognition

Revenues are recognized when (1) persuasive evidence of an arrangement exists;
(2) delivery has occurred and the buyer has taken possession according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and
(4) collectibility is reasonably assured.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense amounted to $66,176 and $91,901 for the nine-month periods ended September 30, 2005 and 2004.

Foreign Currencies

The accompanying financial statements are presented in United States (US) dollars. The functional currency is the Yuan Renminbi (RMB). The financial statements are translated into US dollars from RMB at period-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

During July 2005, China changed its foreign currency exchange policy from a fixed RMB/USD exchange rate into a flexible rate under the control of China's government. We used the Closing Rate Method in translation of the financial statement.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Nearly all differences in tax bases and financial statement carrying values are permanent differences. Therefore, the Company has recorded no deferred tax assets or liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

4.  Inventory

Inventory costs consist of the following at September 30, 2005:


   Compulsory land acquisition and removal compensation      $    3,548,036
   Construction and installation project cost                     2,077,233
   Prophase engineering cost                                        750,551
   Infrastructure cost                                            1,581,564
   Auxiliary public establishment                                   373,386
   Indirect development cost, including capitalized interest      1,587,840
                                                             --------------
                                                             $    9,918,610
5.  Short-term loans

Short-term loans due to related parties had balances of $5,398,211 (including accrued interest) at September 30, 2005. The loans carry an annual interest rate of 6 percent and are due on demand. Interest accrued on the loans was $100,382 for the nine months ended September 30, 2005, which remained accrued at September 30, 2005. The entire interest amounts were capitalized as costs of construction.

6.  Customer deposits

Customer deposits consist of down payments received on sales contracts for our houses. Upon closing, when the buyer takes possession of the property, the Company will recognize the down payments as revenue. Total customer deposits at September 30, 2005 were $6,862,592.

7.  Prepaid construction costs

Prepaid construction costs consist of payments to our subcontractors before they provide us services. Prepaid construction costs will be converted into inventory when the subcontractors finish their work. Prepaid construction costs at September 30, 2005 were $4,807,795.

8.  Additional paid in capital

The subsidiary increased its registered capital on May 12, 2005 and acquired the license on May 19, 2005. In this capital increase, Dahua increased its investment in the subsidiary by $2,265,100 and the minority shareholder increased its investment by $566,265. Dahua Project Management Group advanced funds to the Company to allow for the increase in investment. On September 21, 2005, the Board of Dahua Inc. issued 4,750,000 shares to Dahua Project Management Group at the price of US$0.478 per share in exchange for the short-term loans Dahua Group provided. According to the Share Exchange Agreement signed on January 30, 2005, it is Dahua Inc.'s responsibility to maintain the proportionate ownership of the Company held by Comp Hotel International Ltd. ("Comp") and Waywood Investments Ltd. ("Waywood"). In this regard, Dahua Inc. issued 212,500 shares and 37,500 shares to Comp and Waywood respectively at the price of US$0.478 per share. There's no cash inflow from this issuance. After the capital increase, the subsidiary's registered capital is $4,036,145, of which Bauer holds 80% of the shares.

9.  Due from related parties

The Company made an advance to a director in the amount of $51,140. The advance bears no interest and has no fixed repayment terms. Consequently, it has been excluded from current assets.

The Company made an advance to a company with common shareholders in the amount of $12,358. The advance bears no interest and has no fixed repayment terms. Consequently, it has been excluded from current assets.

10.  Restatement of financial statements

Subsequent to the publication of the financial statements in Form 10-QSB it was discovered that an error had been made on consolidation. The amount of $100,000 paid to acquire and cancel treasury stock was incorrectly shown as loans receivable. Other amounts shown as due from related parties and loans receivable, previously classified as current assets, were determined to be other assets due to the lack of fixed repayment terms. The restatements had no effect on the statements of operations, but other comprehensive income was decreased by $2,127 for the three and nine months ended September 30, 2005.

                                     DAHUA INC.

                        Consolidated Financial Statements
                  For the Years Ended December 31, 2004 and 2003


Child, Sullivan & Company
A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS
1284 W. Flint Meadow Dr., Suite D, Kaysville, UT 84037
Phone: (801) 927-1337;  Fax: (801) 927-1344



            Report of Independent Registered Public Accounting Firm




To The Stockholders
Dahua, Inc.

We have audited the accompanying consolidated balance sheets of Dahua, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express as an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dahua, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Child, Sullivan & Company
------------------------------
Child, Sullivan & Company
Kaysville, Utah
March 23, 2005

                                       DAHUA, INC.
                             CONSOLIDATED BALANCE SHEETS


                                                                December 31
                                                        -----------------------------
                                                            2004             2003
                                                        ------------   --------------
                             ASSETS

Current assets:
Cash and cash equivalents..........................     $     474,784   $     104,699
Inventory (note 5).................................         8,450,049       4,828,705
Prepaid construction costs.........................         1,835,397         184,000
Due from related parties (note 8)..................            50,039               -
Loans receivable (note 4)..........................                 -          79,791
                                                        -------------   -------------
   Total current assets............................        10,810,269       5,197,195

Property, plant, & equipment:
Computer equipment.................................             3,450           2,813
Office equipment...................................            43,464          41,916
Telephones.........................................             1,026           1,026
Vehicles...........................................            11,498          11,498
                                                        -------------   --------------
   Total property, plant, & equipment..............            59,438          57,253
     Accumulated depreciation......................          (19,828)        (10,680)
                                                        -------------   --------------
     Net property, plant and equipment.............            39,610          46,573
									  -------------   --------------
Total assets.......................................     $  10,849,879   $   5,243,768
                                                        =============   =============


                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable...................................     $      25,393   $     208,706
Customer deposits..................................         4,978,657          65,296
Short-term loan....................................                 -          34,134
Short-term loans - related parties.................         5,229,279       3,962,099
Accrued interest - short-term loans, related parties          259,399          98,161
Other accruals.....................................            32,109           9,247
                                                        --------------  -------------
   Total current liabilities.......................        10,524,837       4,377,643

Minority interest in subsidiary....................            65,008         173,225

Stockholders' Equity:

Preferred stock: par value $.0001; 20,000,000 shares authorized;
  None issued and outstanding......................                 -               -
Common stock: par value $.0001; 80,000,000 shares authorized;
  20,000,000 shares issued and outstanding.........             2,000           2,000
Additional paid-in capital.........................           965,352         965,352
Accumulated deficit................................         (707,318)       (274,452)
                                                        -------------   -------------
                                                              260,034         692,900
                                                        -------------   -------------
Total liabilities and stockholders' equity.........     $  10,849,879   $   5,243,768
                                                        =============   =============





                 See accompanying notes to consolidated financial statements







                                       DAHUA, INC.
                         CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                 Year Ended
                                                                 December 31
                                                       -----------------------------
                                                           2004             2003
                                                       ---------------  ------------
Revenues
 Sales revenues................................         $            -  $          -
 Cost of goods sold............................                      -             -
                                                       --------------- -------------
  Gross Profit.................................                      -             -

Expenses
 Advertising...................................                122,534        28,665
 Depreciation..................................                  9,148         8,715
 Payroll expense...............................                130,622        58,193
 Other general and administrative..............                281,094        78,372
                                                       ---------------  ------------
   Total expenses..............................                543,398       173,945
                                                       ---------------  ------------

Net loss from operations......................              (543,398)      (173,945)

Other Income (expense)
 Interest expense.............................                      -              -
 Interest income..............................                  2,315            664
                                                        -------------  -------------
Total other income (expense)..................                  2,315            664

Net loss before taxes and minority interest...              (541,083)      (173,281)

Provision for income taxes....................                      -              -
                                                        -------------  -------------

Net loss before minority interest.............              (541,083)      (173,281)

Minority interest in subsidiary loss..........               108,217          34,656
                                                        -------------  -------------

Net loss......................................          $  (432,866)   $   (138,625)
                                                        =============  =============

Basic and diluted loss per share..............          $     (0.02)   $      (0.01)
                                                        =============  =============

Weighted average common shares outstanding....            20,000,000      20,000,000
                                                        =============  =============





           See accompanying notes to consolidated financial statements







                                     DAHUA, INC.
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                          Additional
                              Minority         Common          Common       Paid in       Accumulated     Total
                              Interest         Shares          Stock        Capital         Deficit       Equity
                           --------------- --------------  ------------ ---------------  ------------- ------------
Balance January 1, 2003    $           -              -    $         -  $   1,209,190   $   (169,784)   $ 1,039,406

Recapitalization due to
reverse merger                   207,881     20,000,000          2,000       (243,838)         33,957     (207,881)

Net loss                        (34,656)                                                    (138,625)     (138,625)
                           -------------- --------------   -----------   -------------   ------------  ------------
Balance December 31, 2003        173,225     20,000,000          2,000         965,352      (274,452)       692,900

Net loss                       (108,217)                                                    (432,866)     (432,866)
                           -------------- --------------   ------------  -------------   ------------- ------------
Balance December 31        $     65,008      20,000,000    $     2,000   $     965,352   $  (707,318)   $   260,034
2004                       ============== ==============   ============  =============   ============= ============



              See accompanying notes to consolidated financial statements








                                          DAHUA, INC.
                               CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                            Year Ended
                                                            December 31
                                                 ----------------------------------
                                                       2004              2003
                                                 ----------------   ---------------

Cash flows from operating activities:
Net loss..................................        $     (432,866)    $    (138,625)
Adjustments to reconcile net loss to net cash
  used in operating activities:
 Depreciation.............................                  9,148             8,715
 Provision for allowance on accounts receivable            56,943                 -
 Minority interest........................              (108,217)          (34,656)
Changes in operating assets and liabilities:
 Inventory................................            (3,621,344)       (2,899,588)
 Prepaid construction costs...............            (1,651,397)         (184,000)
 Due from director........................               (50,039)                 -
 Loan receivable..........................                 22,848         (262,878)
 Accounts payable.........................              (183,313)                 -
 Customer deposits........................              4,913,361            65,296
 Accrued interest.........................                      -            98,161
 Other accruals...........................                 22,862             5,604
                                                   --------------    --------------
    Net cash used in operations...........            (1,022,014)       (3,341,971)

Cash flows from investing activities:
 Purchase of property, plant and equipment                (2,185)          (45,883)
                                                   --------------    --------------
    Net cash used in investing activities.                (2,185)          (45,883)

Cash flows from financing activities:
 Net repayments received from short-term
  loans receivable........................                      -            10,871
 Net payments on loans payable............               (34,134)         (148,875)
 Net proceeds from loans payable-related party          1,428,418         3,610,073
                                                   --------------    --------------
   Net cash provided by financing activities            1,394,284         3,472,069
                                                   --------------    --------------

Increase (decrease) in cash and cash equivalents          370,085            84,215
                                                   --------------    --------------

Cash and cash equivalents, beginning of period            104,699            20,484
                                                   --------------    --------------
Cash and cash equivalents, end of period..         $      474,784    $      104,699
                                                   ==============    ==============

Supplemental disclosure of cash flow information:

  Interest paid in cash....................        $            -    $            -
                                                   ==============    ==============




                  See accompanying notes to consolidated financial statements



                                  DAHUA INC.
                  NOTES TO THE CONSOLIDATED FINACIAL STATEMENTS
                          DECEMBER 31, 2004 and 2003


1.  Nature of operations

Dahua, Inc. ("Dahua" and "Parent") was incorporated on March 8, 2002 in the State of Delaware as Norton Industries Corp. The name was changed to Dahua, Inc. on February 7, 2005 as result of a reverse acquisition in which Norton acquired all capital shares of Bauer Invest Inc. ("Bauer"). The acquisition was accounted for as a reverse merger, as the post acquisition owners and control persons of Dahua are substantially the same as the pre acquisition owners and control persons of Bauer.

Bauer was incorporated on December 10, 2003, under the laws of the Territory of the British Virgin Islands ("BVI"). Bauer has had no operations other than the acquisition of 80% of Beijing Dahua Real Estate Development, Ltd. ("Subsidiary") on May 25, 2004. The Subsidiary is a corporation established on September 24, 2001 in the People's Republic of China ("PRC"). The acquisition was accounted for as a reverse merger, as the post acquisition owners and control persons of Bauer are substantially the same as the pre acquisition owners and control persons of the subsidiary. These financial statements are essentially those of the Subsidiary with a recapitalization to show the effects due to the reverse merger transactions. The consolidated entity is hereafter referred to as "the Company".

The Company engages in the development of real estate and the sale of commodity housing. The Company has been in the process of acquiring and developing land and housing for sale, and is now prepared for sales of those items to begin.

The Company's fiscal year end is December 31.

2.  Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis differs from that used in the statutory accounts of the Company, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises in the PRC. All necessary adjustments have been made to present the financial statements in accordance with US GAAP.

3.  Summary of Significant Accounting Policies

Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company's business.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks. Deposits held in financial institutions in the PRC are not insured by any government entity or agency.

Trade Accounts Receivable

Trade accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount becomes questionable. The Company had no trade accounts receivable during the audit periods presented.

Inventories

Inventories consist primarily of land acquisition and development costs, engineering, infrastructure, capitalized interest, and construction work-in-progress costs. The inventories are valued at cost based on the level of completion. No provision for potential obsolete inventory has been made.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation, which is computed using the straight-line method over the useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Property and equipment are depreciated over their estimated useful lives as follows:

     Computer equipment       3 years
     Office equipment         7 years
     Vehicles                 7 years

Depreciation expense for the years ended December 31, 2004 and 2003 was $9,148 and $8,715, respectively.

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

Revenue Recognition

Revenues are recognized when (1) persuasive evidence of an arrangement exists;
(2) delivery has occurred and title has passed according to the sale terms, (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expense amounted to $122,534, and $28,665 for the years ended December 31, 2004 and 2003

Foreign Currency and Comprehensive Income

The accompanying financial statements are presented in United States ("US") dollars. The functional currency is the Yuan Renminbi ("RMB"). The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The exchange rate for RMB to US dollars has varied by only 100ths during 2004 and 2003. Thus, the consistent exchange rate used has been 8.27 RMB per each US dollar. Since there have been no greater fluctuations in the exchange rate, there is no gain or loss from foreign currency translation and no resulting other comprehensive income or loss.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Nearly all differences in tax bases and financial statement carrying values are permanent differences. Therefore, the Company has recorded no deferred tax assets or liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 "Whether an Investor Should Apply the Equity Method of

Accounting to Investments Other Than Common Stock". The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004. The Company currently has no equity investments, and therefore no impact will be made on the financial statements of the Company.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs". SFAS
No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges and that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for fiscal periods beginning after June 15, 2005. The Company believes that the application of SFAS No. 151 will have no significant impact on the financial statements.

In December 2004, the FASB issued Statement No. 153, "Exchange of Non-Monetary Assets". SFAS No. 153 confirms that exchanges of nonmonetary assets are to be measured based on the fair value of the assets exchanged, except for exchanges of nonmonetary assets that do not have commercial substance. Those transactions are to be measured at entity specific values. The Company believes that the application of SFAS No. 153 will have no significant impact on the financial statements, as the Company has no immediate plans for the exchange of nonmonetary assets.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, as revised, requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The effective date for the Company is the first reporting period beginning after December 15, 2005. Management expects that the application of SFAS No. 123 (revised 2004) will have no adverse effect on its results of operations, as the Company has not historically compensated its employees with share-based securities.

4.  Loans Receivable

The Company is owed $56,943 and $79,791, at December 31, 2004 and 2003, respectively. The advances are non-interest bearing and due on demand. Interest has not been imputed due to its minimal amount. The Company has recorded a valuation allowance of $56,943 at December 31, 2004, as the loans are long-standing and collectibility is in question.

5.  Inventory

Inventory costs consist of the following at December 31 of each year:

                                                            2004           2003
                                                      --------------  ------------
 Compulsory land acquisition and removal compensation  $   3,470,992  $  2,619,667
 Construction and installation project cost                1,474,022       298,803
 Prophase engineering cost                                   687,000       630,863
 Infrastructure cost                                       1,239,927       902,675
 Auxiliary public establishment                              264,475       223,034
 Indirect development cost, including capitalized interest 1,313,633       153,663
                                                      --------------  ------------
                                                        $  8,450,049   $ 4,828,705

6.  Customer Deposits

Customer deposits consist of down payments received on sales contracts for our houses. Upon closing, when title passes to the buyer, the Company will recognize the down payments as revenue. Customer deposits at December 31, 2004 and 2003 totaled $4,978,657 and $65,296, respectively.

7.  Short-term Loans

Notes payable had balances of $0 and $34,134 at December 31, 2004 and 2003. The notes are non-interest bearing and due on demand. Interest has not been imputed due to its minimal amount.

8.  Related Party Transactions

The Company had a balance receivable from a director at December 31, 2004 in the amount of $50,039. The balance is non-interest bearing and is due on demand.

The Company has contracted with a related party, Dahua Engineering Management Group (Dahua Group), a PRC corporation with officers and directors common to the Company, to provide engineering and construction management services related to its real estate development projects. Management believes that the terms of the contract are substantially equal to those that could be obtained from an unrelated entity.

The Company has contracted with Beijing Guohong Dahua Economic Research Center, a member of the Dahua Group, to provide administrative and management services. Included in those services is the payment of officer salaries and provision of office space and other shared costs and services. The Company accrued $145,103 for each year ending December 31, 2004 and 2003 into short term loans due to related parties for payment of the services.

Short term loans due to Dahua Group had balances of $5,488,678 and $4,060,260 (including accrued interest) at December 31, 2004 and 2003, respectively. The loans carry an annual interest rate of 6 percent and are due on demand. Interest accrued on the loans was $161,238 and $98,161 for the years ended December 31, 2004 and 2003, which remained accrued at December 31, 2004. The entire interest amounts were capitalized as costs of construction.

9.  Income Taxes

The Company is currently not subject to income taxes according to applicable tax laws in the PRC.

10.  Commitments

As of December 31, 2004 the Company had entered into contracts with builders in the amount of $2,658,119 for continued construction and development of its housing inventory. The amounts will become due and payable as construction progresses. The contracts are expected to be completed during 2005.

11.  Contingencies

The Company has not, historically, carried any property or casualty insurance. No amounts have been accrued for any liability that could arise from the lack of insurance. Management feels the chances of such an obligation arising are remote.

Deposits in banks in the PRC are not insured by any government entity or agency, and are consequently exposed to risk of loss. Management believes the probability of a bank failure, causing loss to the Company, is remote.

12.  Subsequent Events

On January 30, 2005 Dahua, Inc. (formerly known as Norton Industries Corp.) acquired Bauer Invest, Inc., a BVI holding company whose only business was the 80% ownership of Beijing Dahua Real Estate Development, Ltd. These acquisition transactions were accounted for as reverse mergers, whereby the accounts of Beijing Dahua Real Estate Development, Ltd. became those of Dahua, Inc. The accounts of the subsidiary included here in have been adjusted to reflect the capital structure of the parent retroactive to the beginning of the first period presented in accordance with rules for reverse merger accounting.

Dealer Prospectus Delivery Obligation
--------------------------------------

Until __________, 2006, (90 days after the effective date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



Prospectus Summary....................................................         5
Risk Factors..........................................................         7
Use of Proceeds.......................................................        14
Determination of Offering Price.......................................        14
Dilution..............................................................        14
Selling Security Holders..............................................        14
Plan of Distribution..................................................        18
Legal Proceedings.....................................................        19
Directors, Executive Officers, Promoters and Control Persons..........        19
Security Ownership of Certain Beneficial Owners and Management........        22
Description of Securities.............................................        23
Interest of Named Experts and Counsel.................................        24
Disclosure of Commission Position of Indemnification for
  Securities Act Liabilities..........................................        25
Organization Within Last Five Years...................................        25
Description of Business...............................................        27
Management's Discussion and Analysis or Plan of Operation.............        35
Description of Property...............................................        41
Certain Relationships and Related Transactions........................        42
Market for Common Equity and Related Stockholder Matters..............        44
Executive Compensation................................................        45
Changes In and Disagreements With Accountants on Accounting
  and Financial Disclosure............................................        47
Additional Information................................................        49
Financial Statements..................................................        50

                                   DAHUA INC.


                                   PROSPECTUS

                        7,548,000 Shares of Common Stock


                                  March 2, 2006




                                     PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS


 Item 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation permits us to indemnify each person who is or was our director or officer to the fullest extent permitted by Delaware General Corporation Law and any current or future legislation or judicial or administrative decision, against all fines, liabilities, costs and expenses, including attorney's fees, arising from claims against such persons in connection with their acting as our director or officer. We may maintain director and officer liability insurance, at our expense, to mitigate such exposure.


Item 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth expenses, incurred or expected to be incurred by us in connection with the issuance and distribution of the securities being registered by this prospectus. We have agreed to pay all the costs and expenses of this offering. Selling shareholders will not pay any part of these expenses.


       SEC registration fee                    $        45
       Accounting fees and expenses                 38,000
       Legal fees and expenses                      20,000
       Transfer agent fees                           1,500
       Federal tax                                       -
       State tax and fees                                -
       Blue Sky expense                              1,500
       Printing and engraving                        2,000
       Miscellaneous expenses                        2,500
                                               -----------
                Total                          $    65,545

All expenses are estimated except the SEC filing fee.


Item 26.   RECENT SALES OF UNREGISTERED SECURITIES

On March 8, 2002, we issued 5,000,000 shares of our common stock to Waywood Investment Ltd. ("Waywood") in connection with the organization of Norton Industries Corp. The shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act, as amended. We believe this exemption is available because the issuance was a transaction not involving public offering. The beneficial owner was a sophisticated investor, and was our then sole officer and director, and was in possession of all material information relating to us. Furthermore, no commissions were paid to anyone in connection with the sale of the shares and no public solicitation was made to anyone.

On February 26, 2003, Waywood entered into a stock purchase agreement with Comp Hotel International Limited, a British Virgin Islands corporation ("Comp Hotel"), pursuant to which Comp Hotel International acquired 4,250,000 shares of our common stock from Waywood in exchange for $42,500 in cash.

On January 30, 2005, Waywood and Comp Hotel entered into a Share Exchange Agreement with Bauer Invest Inc. for a reverse acquisition. Pursuant to the agreement, Waywood and Comp Hotel sold all of their capital stock, or 5,000,000 shares of common stock, to Bauer for retirement in exchange for $100,000 in cash and 5%, or 1,000,000 shares of our post-merger common stock. To effectuate the reverse acquisition, we issued 19,000,000 shares of our common shares to 108 shareholders of Bauer in exchange for 100% of shares in Bauer on a pro rata basis, i.e. the number of shares received by each shareholder is proportionate to the number of shares he/she had originally owned in Bauer. All shares were issued under the exemption from registration provided by Regulation S of the Securities Act of 1933, as amended. All share recipients are residents outside of the United States; the transaction took place outside the United States; and no directed selling efforts were made in the United States.

On May 12, 2005, our subsidiary, Bauer Invest Inc. ("Bauer"), increased its registered capital. In this capital increase, we increased our investment in the subsidiary by $2,273,277 and the minority shareholder increased its investment by $568,320. Dahua Project Management Group ("Dahua Group") advanced funds to us to allow for the increase in investment, which amount was recorded as short-term loans - related parties. On September 21, 2005, we issued, on a pro rata basis, an aggregate of 4,750,000 shares of our common stock to shareholders of Dahua Group in exchange for the conversion of the short-term loan ($2,273,277) to equity shares. All shares were issued under the exemption from registration provided by Regulation S of the Securities Act of 1933, as amended. All share recipients are residents outside of the United States; the transaction took place outside the United States; and no directed selling efforts were made in the United States.

In connection with issuance of additional common shares as mentioned above, pursuant to a no-dilution clause of the Share Exchange Agreement dated January 30, 2005 we entered into with Comp Hotel and Waywood, on September 21, 2005, we issued 212,500 and 37,500 shares of our common stock to Comp Hotel and Waywood, respectively. All shares were issued under the exemption from registration provided by Regulation S of the Securities Act of 1933, as amended. All share recipients are residents outside of the United States; the transaction took place outside the United States; and no directed selling efforts were made in the United States.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.


Item 27.   EXHIBITS

(a) Exhibits

Exhibit No.                              Description
----------  --------------------------------------------------------------------
  2.1 Share Exchange Agreement dated January 30, 2005 between Norton Industries Corp. and Bauer Invest, Inc. (Incorporated by reference to Current Report on Form 8-K filed on February 1, 2005, Commission File No. 0-49852).

  2.2 Share Exchange Agreement dated January 26, 2003 between Norton Industries Corp. and Comp Hotel International Ltd. (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

  2.3 Share Transfer Agreement dated May 25, 2004 between Bauer Invest, Inc. and Dahua Project Management Group Co., Ltd. (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File 333-122622).

   3.1 Articles of Incorporation (Incorporated by reference to Registration Statement on Form 10-SB filed on June 10, 2002, Commission File No. 0-49852).

   3.2 Certificate of Amendment of Articles of Incorporation (Incorporated by reference to Registration Statement on Form SB-2 filed on February 8, 2005, Commission File No. 333-122622).

   3.3 Bylaws (Incorporated by reference to Registration Statement on Form 10-SB filed on June 10, 2002 Commission File No. 0-49852).

   4.1 Specimen Stock Certificate (Incorporated by reference to Registration Statement on Form 10-SB/A filed on July 29, 2002, Commission File No. 0-49852).

   5.1 Opinion of Schonfeld & Weinstein, L.L.P. regarding the legality of the securities being registered.

   10.1 Land Use Rights Transfer Agreement (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   10.2 Agreement dated September 24, 2003, between Beijing Dahua Real Estate and Aocheng Construction Management Ltd. (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   10.3 National Land Use Permit issued on October 20, 2003 (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   10.4 Development Planning Permit issued on September 4, 2003 (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   10.5 Development Construction Permit issued on September 28, 2003 (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   10.6 Line of Credit Agreement between Beijing Dahua Real Estate and Dahua Project Management Group (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   10.7	Agreement between Beijing Dahua Real Estate Development Ltd. and
            Beijing Dahua Gonghong Economic Research Center dated June 18, 2003.

   10.8	Agreement between Beijing Dahua Real Estate Development Ltd. and
            Beijing Dahua Gonghong Economic Research Center dated June 2004

   14.1 Code of Business Conduct and Ethics (Incorporated by reference to Registration Statement on Form SB-2 filed on February 8, 2005, Commission File No. 333-122622).

   21 Subsidiaries of the Registrant (Incorporated by reference to Registration Statement on Form SB-2/A filed on November 14, 2005, Commission File No. 333-122622).

   23.1 Consent of Child, Sullivan & Company, Independent Registered Certified Public Accountants

   23.2     Consent of Schonfeld & Weinstein, L.L.P. included in Exhibit 5.1.

Item 28.                           UNDERTAKINGS

The registrant hereby undertakes:

(1) To file, during any period in which offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution;

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at end of the offering.

                                   SIGNATURES



In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Beijing, the People's Republic of China, on March 2, 2006.


Dahua Inc.

By : /s/ Yonglin Du
-----------------------------
Yonglin Du, President and CEO
(principal executive officer)


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates stated:


By: /s/ Yonglin Du	                               March 2, 2006
----------------------------------------            ---------------------
Yonglin Du, President, CEO, and Director                      Date
(principal executive officer)


By: /s/ Hua Meng	                                      March 2, 2006
----------------------------------------             --------------------
Hua Meng, Chief Financial Officer                            Date
(principal financial officer and
principal accounting officer)


By: /s/ Wulong Wang	                                  March 2, 2006
----------------------------------------              -------------------
Wulong Wang, Director                                        Date